UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-33264

CARPARTS.COM, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**68-0623433**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2050 W. 190th Street, Suite 400, Torrance, CA 90504
(Address of Principal Executive Offices) (Zip Code)

Registrant's Telephone Number, Including Area Code: (424) 702-1455

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	PRTS	The NASDAQ Stock Market LLC (NASDAQ Global Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-Accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of July 1, 2022 was approximately $372.0 million (based on the closing sales price of the registrant's common stock on that date). For the purposes of this calculation, shares owned by officers, directors and 10% stockholders known to the registrant have been deemed to be owned by affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 27, 2023, there were 54,804,764 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our proxy statement for the 2023 Annual Meeting of Stockholders (the "Proxy Statement") are incorporated by reference in Part III hereof. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as a part hereof.

CARPARTS.COM, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

Unless the context requires otherwise, as used in this report, the terms "CarParts.com," the "Company," "we," "us" and "our" refer to CarParts.com, Inc. and its subsidiaries. Unless otherwise stated, all amounts are presented in thousands.

Carparts.com®, Kool-Vue®, JC Whitney®, Evan Fischer®, SureStop®, TrueDrive®, DriveWire™, and DriveMotive™, amongst others, are our current and pending trademarks in the United States. All other trademarks and trade names appearing in this report are the property of their respective owners.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements included in this report, other than statements or characterizations of historical or current fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we intend that such forward-looking statements be subject to the safe harbors created thereby. Any forward-looking statements included herein are based on management's beliefs and assumptions and on information currently available to management. We have attempted to identify forward-looking statements by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would," "will likely continue," "will likely result" and variations of these words or similar expressions. These forward-looking statements include, but are not limited to, statements regarding future events, our future operating and financial results, financial expectations, expected growth and strategies, current business indicators, capital needs, financing plans, capital deployment, liquidity, contracts, litigation, product offerings, customers, acquisitions, competition and the status of our facilities. Forward-looking statements, no matter where they occur in this document or in other statements attributable to the Company involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in greater detail under the heading "Risk Factors" in Part II, Item 1A of this report. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this report and the documents that we reference in this report and have filed as exhibits to the report completely and with the understanding that our actual future results may be materially different from what we expect. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this report. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

PART I

ITEM 1.   BUSINESS

Overview

CarParts.com, Inc. is a leading online provider of aftermarket auto parts and accessories. Our mission is to provide an easy online shopping experience to help customers get back on the road quickly.

We principally sell our products, identified as stock keeping units ("SKUs"), to individual consumers through our flagship website at *www.carparts.com* and online marketplaces. Our user-friendly website, and mobile-friendly platform, provide customers with a comprehensive selection of over 913,000 SKUs with detailed product descriptions, attributes and photographs. We have developed a proprietary product database that maps our SKUs to product applications based on vehicle makes, models and years to help ensure the right part for each specific vehicle is provided. Our online sales channel and relationships with suppliers enable us to eliminate intermediaries in the traditional auto parts supply chain and to offer a broader selection of SKUs than can easily be offered by offline retailer competition.

We were incorporated in California in 1995 as a distributor of aftermarket auto parts and launched our first website in 2000. We reincorporated in Delaware in 2006 and expanded our online operations, increasing the number of SKUs sold through our e-commerce network, adding additional websites, improving our internet marketing proficiency, and commencing sales on online marketplaces.

In July of 2020, we changed the name of our company to CarParts.com, Inc. as we consolidated our network of websites into one e-commerce flagship website, *www.carparts.com*. In January of 2021, we launched the first electric vehicle (EV) and hybrid focused online shopping hub at *www.carparts.com/ev*.

Our vision of "Empowering Drivers Along Their Journey" focuses on creating a trusted platform that takes the stress out of vehicle repair and maintenance. We believe our strategy consists of four areas of focus: outstanding customer service, operational excellence, financial discipline, and innovation.

Outstanding Customer Service means delivering an extensive assortment of competitively priced, quality parts to drivers looking for simple, stress-free vehicle care in an unparalleled digital-first experience. We accomplish this by leveraging our vertically integrated supply chain, expanding our domestic footprint to get closer to the customer, and improving our website and user experience.

Operational Excellence means creating a culture of continuous improvement. We focus on optimizing processes, eliminating bottlenecks, and improving communication and collaboration within our organization. This requires a commitment to ongoing learning and development as well as embracing new technologies and processes.

Financial Discipline means optimizing costs and managing financial resources in a prudent and responsible manner in order to drive shareholder value. At an organizational level, our goal is to optimize cash flow, control costs, and allocate resources effectively.

Innovation means ensuring that our company continues to evolve and deliver products and services that meet our customers evolving needs. There are currently products and services that are not widely available to customers that we believe are areas of opportunity. With meticulous execution, these innovations have the chance to build more value for our shoppers while creating additional revenues or profits in the future.

Our corporate website is located at *www.carparts.com/investor*.

We report on a 52/53-week fiscal year, ending on the Saturday nearest the end of December. References to 2022, 2021, and 2020 relate to the 52-week fiscal year ended December 31, 2022, the 52-week fiscal year ended January 1, 2022, and the 53-week fiscal year ended January 2, 2021, respectively.

Our Products

We offer a broad selection of aftermarket auto parts. We continually refine our product offering by introducing new brands and parts categories, while discontinuing low-selling brands and SKUs. We broadly classify our products into three subcategories by function: replacement parts serving the wear and tear and body repair market, hard parts to serve the maintenance and repair market, and performance parts and accessories.

Replacement Parts. The replacement parts category is primarily comprised of parts for the exterior of an automobile. Our parts in this category are typically replacement parts for original body parts that have been damaged as a result of a collision or through general wear and tear. In addition, we sell an extensive line of mirror products, including one of our own house brands called Kool-Vue®, which are marketed and sold as aftermarket replacement parts and as upgrades to existing parts.

Hard Parts. The hard parts category is comprised of engine and chassis components as well as other mechanical and electrical parts, including one of our own house brands of aftermarket catalytic converters called Evan Fischer®. These parts serve as replacement parts for existing engine parts and are generally used by professionals and do-it-yourselfers for engine and mechanical maintenance and repair.

Performance Parts and Accessories. We offer performance versions of many parts sold in each of the above categories, including parts from one of our own house brands, JC Whitney®. Performance parts and accessories generally consist of parts that enhance the performance of the automobile, upgrade existing functionality of a specific part or improve the physical appearance or comfort of the automobile.

Our Sales Channels

Our sales channels include the online channel and the offline channel.

Online Sales Channel. Our online sales channel primarily consists of our flagship e-commerce website _www.carparts.com_. We also sell our products through online marketplaces, including third-party auction sites and shopping portals, which provide us with access to additional consumer segments. The majority of our online sales are to individual consumers.

Offline Sales Channel. We market our products nationwide to auto parts wholesale distributors.

Our Fulfillment Operations

We fulfill customer orders using two primary methods: (1) stock-and-ship, where we take physical delivery of merchandise and store it in one of our distribution centers until it is shipped to a customer, and (2) drop-ship, where merchandise is shipped directly to customers from our suppliers. We believe that the flexibility of fulfilling orders using two different fulfillment methods allows us to offer a broader product selection, helps optimize product inventory and enhances our overall business profitability.

Stock-and-Ship Fulfillment. Our stock-and-ship products are sourced primarily from manufacturers and other suppliers located in Asia, Europe, Mexico, the United States, as well as various other countries, and are stored in one of our distribution centers located in Virginia, Illinois, Nevada, Texas or Florida. We also use temporary outside storage and third-party logistics partners from time to time. All products received into our distribution centers are entered into our inventory management systems, allowing us to closely monitor inventory availability. We consider a number of factors in determining which items to stock in our distribution centers, including which products can be purchased at a meaningful discount to domestic prices for similar items, which products have historically sold in high volumes, and which products may be out of stock when we attempt to fulfill via drop-ship.

Drop-Ship Fulfillment. We have developed relationships with several United States-based auto parts distributors that operate their own distribution centers and can deliver products directly to our customers. We internally developed a proprietary distributor selection system, Auto-Vend™, which allows us to electronically select multiple vendors for a given order. Auto-Vend™ will attempt to first direct an order to one of our warehouses. If the product is not in stock, Auto-Vend™ will process the order to the next appropriate vendor based on customer location, cost, contractual agreements, and service level history.

Suppliers

We source our products from two primary regions: (1) our house brands product sourced primarily through manufacturers and distributors in the Asia-Pacific region, and (2) our branded product sourced primarily through drop-ship manufacturers and distributors located in the United States.

House Brands Product. Our house brands suppliers offer products which are generally less expensive and we believe provide better value for our consumers. As a result, our mix shift towards house brands product has continued to increase on a year-over-year basis. We stock-and-ship our house brands products in our distribution centers. We currently have over 70,000 house brands SKUs in our product selection.

Branded Product. Serving as a stocking distributor for many branded products, we have developed and implemented application programming interfaces with the majority of our branded, drop ship suppliers that allow us to electronically transmit orders, check inventory availability, and receive the shipment tracking information which is easily passed on to our customers. In addition, we are a significant customer for many of our drop-ship vendors and have long standing relationships and contracts with many of these suppliers. For the fiscal year ended December 31, 2022, three of our drop-ship vendors accounted for approximately 9% of our total product purchases. We currently have over 843,000 branded SKUs in our product selection.

Marketing

Our online marketing efforts are primarily designed to attract visitors to *www.carparts.com*, convert visitors into purchasing customers and encourage repeat purchases among our existing customer base. We use a variety of marketing methods, including online marketing methods to attract visitors, which include paid search advertising, search engine optimization, affiliate programs, e-mail marketing and inclusion in online shopping engines. To convert visitors into paying customers, we periodically run promotions for discounted products. We seek to create cross-selling opportunities by displaying complementary and related products available for sale throughout the purchasing process, including bundled kits and sets. We utilize several marketing techniques, including targeted e-mails about specific vehicle promotions, to increase customer awareness of our products.

International Operations

In April 2007, we established offshore operations in the Philippines. Our offshore operations allow us to access a workforce with the necessary technical skills at a significantly lower cost than comparably experienced U.S.-based professionals. Our offshore operations are responsible for a majority of our website development, catalog management, and back office support. Our offshore operations also house our main call center. We also primarily source our house brands product from suppliers in the Asia-Pacific region.

Competition

The auto repair information and parts industry is competitive and highly fragmented, with products distributed through multi-tiered and overlapping channels. We compete with both online and offline retailers who offer original equipment manufacturer ("OEM"), aftermarket and private label parts to either the Do-It-Yourself ("DIY") or Do-It-For-Me ("DIFM") customer segments. Current or potential competitors include the following:

- national auto parts retailers such as Advance Auto Parts, AutoZone, Napa Auto Parts, CarQuest, O'Reilly Automotive and Pep Boys;

- large online marketplaces such as Amazon.com ("Amazon") and sellers on eBay;

- other online retailers of automotive products and auto repair information websites;

- local independent retailers or niche auto parts retailers;

- wholesale aftermarket auto parts distributors such as LKQ Corporation; and

- manufacturers, brand suppliers and other distributors selling online directly to consumers.

We believe the principal competitive factors in our market are helping customers easily find their parts, educating consumers on the service and maintenance of their vehicles, maintaining a proprietary product catalog that maps individual parts to relevant vehicle applications, broad product selection and availability, price, knowledgeable customer service, rapid order fulfillment and delivery, and easy product returns. We believe we compete favorably on the basis of these factors. However, some of our competitors may be larger, may have stronger brand recognition or may have access to greater financial, technical and marketing resources or may have been operating longer than we have.

Human Capital

Our ability to recruit, retain, and develop our employees is key to our long-term growth and success. As of December 31, 2022, we had 976 employees in the United States and 556 employees in the Philippines for a total of 1,532 employees. Additionally, we rely on independent contractors and temporary personnel to supplement our workforce. None of our employees are represented by a labor union and we consider employee relations to be good.

Diversity and Inclusion

We strive to build and create a culture where each person feels valued, respected and understood. As of December 31, 2022, the makeup of our employees consisted of 39% women and approximately 82% non-white.

Employee Engagement

We value employee feedback and are committed to collecting regular feedback primarily through employee surveys. In addition, we believe that offering training and career growth opportunities is valuable for employee engagement and we often have promoted current employees to higher level positions. We also provide competitive compensation and benefits programs that we believe meet the needs of our employees.

Health and Safety

We have implemented, and continue to implement, policies that provide for the health, safety and wellness of our employees. We are committed to operating in a safe workplace, and have established safety procedures and safety programs at our distribution centers. During the heighted risk times of the recent COVID-19 pandemic, we implemented safety modifications at all workforce locations and provided enhanced safety measures to safeguard our employees at our distribution centers.

Intellectual Property

Our intellectual property, including trademarks, service marks, domain names, patents, copyrights and trade secrets, is an important part of our business. To protect our intellectual property, we rely on a combination of laws and regulations, in addition to intellectual property rights in the United States and other jurisdictions, including trademarks, copyrights, and trade secret laws, together with contractual provisions and technical measures that we have implemented. To protect our trade secrets, we maintain strict control access to our proprietary systems and technology, including our platforms and infrastructure environments. We also enter into confidentiality and invention assignment agreements with our employees and consultants, as well as confidentiality and non-disclosure agreements with third parties that provide products and services to us.

We have current and pending trademarks registered in the United States, including Carparts.com®, Kool-Vue®, JC Whitney®, Evan Fischer®, SureStop®, TrueDrive®, DriveWire™, and DriveMotive™, amongst others, and we have additional trademark applications pending in the United States and other jurisdictions.

Government Regulation

We are subject to federal and state consumer protection laws, including laws protecting the privacy of customer non-public information and the handling of customer complaints and regulations prohibiting unfair and deceptive trade practices. The growth and demand for online commerce has and may continue to result in more stringent consumer protection laws that impose additional compliance burdens on online companies. These laws may cover issues such as user privacy, spyware and the tracking of consumer activities, marketing e-mails and communications, other advertising and promotional practices, money transfers, pricing, product safety, content and quality of products and services, taxation, electronic contracts and other communications and information security. In addition, most states have passed laws that prohibit or limit the use of aftermarket auto parts in collision repair work and/or require enhanced disclosure or vehicle owner consent before using aftermarket auto parts in such repair work and additional legislation of this kind may be introduced in the future.

There is also great uncertainty over whether or how existing laws governing issues such as sales and other taxes, auctions, libel and personal privacy apply to the Internet and commercial online services. These issues may take years to resolve. For example, tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and commercial online services could result in significant additional taxes or regulatory restrictions on our business. These taxes or restrictions could have an adverse effect on our cash flows, results of operations and overall financial condition. Furthermore, there is a possibility that we may be subject to significant fines or other payments for any past failures to comply with these requirements.

Seasonality

We believe our business is somewhat seasonal in nature. It includes many categories, geographies, and channels which may experience seasonality from time to time based on various external factors. Additionally, seasonality may affect our product mix. These historical seasonality trends could continue, and such trends may have a material impact on our financial condition and results of operations in subsequent periods.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports are available free of charge on the Investor Relations section of our corporate website located at *www.carparts.com/investor* as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). The inclusion of our website address in this report does not include or incorporate by reference into this report any information on our website.

ITEM 1A.   RISK FACTORS

Our business is subject to a number of risks which are summarized and then discussed in more detail below. Other risks are presented elsewhere in this report and in our other filings with the SEC. You should consider carefully the following risks in addition to the other information contained in this report and our other filings with the SEC, including our subsequent reports on Forms 10-Q and 8-K, and any amendments thereto, before deciding to buy, sell or hold our common stock. If any of the following known or unknown risks or uncertainties actually occurs with material adverse effects on us, our business, financial condition, results of operations and/or liquidity could be seriously harmed. In that event, the market price for our common stock will likely decline and you may lose all or part of your investment. You should not interpret the disclosure of a risk to imply that such risk has not already materialized.

Risk Factors Summary

Our business and industry are subject to a number of risks that could adversely affect our business, financial condition and operating results. These risks are discussed in more detail below and include, but are not limited to, risks related to the following:

Risks Related To Our Operations

- *We are dependent upon relationships with suppliers in Taiwan and China for the majority of our products.*

- *We depend on third-party delivery services, both inbound and outbound, to deliver our products to our distribution centers and customers, and any increases in the fees could adversely affect our financial condition.*

- *Higher wage costs due to changes in federal and state minimum wage laws could adversely affect our business.*

- *If commodity prices such as fuel, plastic and steel increase, our margins may be negatively impacted.*

- *Purchasers of aftermarket auto parts may not choose to shop online.*

- *Shifting online consumer behavior of purchasers of aftermarket auto parts.*

- *If hosts of third-party marketplaces limit our access, we could lose a substantial portion of our revenues.*

- *While the COVID-19 pandemic did not significantly adversely affect our financial condition and results of operations for fiscal year 2022, in the future our business could be affected by the effects from COVID-19 or another pandemic.*

- *We recorded a net loss for fiscal year 2022 and it is possible that net losses could continue in the future.*

- *Our operations are restricted by our credit agreement, and our ability to borrow funds under our credit facility is subject to a borrowing base.*

- *If our assets become impaired, we may be required to record a significant charge to earnings.*

- *We are highly dependent upon key suppliers.*

- *Inability to manage the challenges associated with our international operations.*

- *If our fulfillment operations are interrupted for any significant period of time, our sales could decline.*

- *We face intense competition and operate in an industry with limited barriers to entry.*

- *Failure to offer a broad selection of products at competitive prices or to maintain sufficient inventory.*

- *We rely on key personnel and may need additional personnel for the success and growth of our business.*

- *As a result of our international operations, we have foreign exchange risk.*

- *Our product catalog database could be stolen, misappropriated or damaged, or a competitor might create a substantially similar catalog without infringing our rights.*

- *Economic conditions have had, and may continue to have an adverse effect on the demand for aftermarket auto parts and could adversely affect our sales and operating results.*

- *The seasonality of our business places increased strain on our operations.*

- *Vehicle miles driven have fluctuated and may decrease.*

- *We will be required to collect and pay more sales taxes, and possibly for other fees and penalties.*

- *Our ability to use net operating loss carryforwards to offset future income may be limited.*

- *Our estimate of the size of our addressable market may prove to be inaccurate.*

Regulatory And Litigation Risks

- *Possible new tariffs that might be imposed by the United States government.*

- *We face exposure to product liability lawsuits.*

- *Failure to comply with privacy laws and regulations and failure to adequately protect customer data.*

- *The regulatory framework is constantly evolving, and privacy concerns could adversely affect our business.*

- *Challenges by OEMs to the validity of the auto parts industry and claims of intellectual property infringement.*

- *Inability to protect our intellectual property rights.*
- *We could incur substantial judgments, fines, legal fees and other costs relating to litigation matters or certain laws and governmental regulations.*

- *Changes in tax laws or regulations that are applied adversely to us or our customers.*

- *Existing or future government regulation could expose us to liabilities and costly changes in our business.*

- *We may be affected by global climate change or by legal, regulatory, or market responses to such change.*

- *Potential impact from future regulation related to environmental, social and governance ("ESG") matters.*

Risks Related To Our Use Of Technology

- *We depend on search engines and other online sources to attract visitors to our websites and marketplace channels, and the ability to attract and convert them into customers in a cost-effective manner.*

- *We rely on bandwidth and data center providers, and any failure or interruption in the services provided could disrupt our business and cause us to lose customers.*

- *Security threats, such as ransomware attacks, to our IT infrastructure could expose us to liability, business interruption and significant damages, and may damage our reputation and business.*

- *Dependence on open-source software could expose us to uncertainty and potential liability.*

- *System failures could prevent access to our websites which could reduce our net sales and harm our reputation.*

- *Problems with the design, updating, integration or implementation of our IT systems could interfere with our business and operations.*

- *Inability to respond to technological change causing our websites to become obsolete.*

- *Use of social media may adversely impact our reputation or subject us to fines or other penalties.*

Risks Related To Our Capital Stock

- *Our common stock price may continue to be volatile, which may result in losses to our stockholders.*

- *Our future operating results may fluctuate and may fail to meet market expectations.*

- *Failure to maintain an effective system of internal control over financial reporting or comply with Section 404 of the Sarbanes-Oxley Act of 2002 could cause our stock price to decline.*

- *Our charter documents could deter a takeover effort, which could inhibit your ability to receive an acquisition premium for your shares.*

- *We do not intend to pay dividends on our common stock.*

- *Future capital raises may dilute our existing stockholders' ownership.*

Risks Related To Our Operations

We are dependent upon relationships with suppliers in Taiwan and China for the majority of our products, which exposes us to complex regulatory regimes and logistical challenges.

We acquire a majority of our products from manufacturers and distributors located in Taiwan and China. We do not have any long-term contracts or exclusive agreements with our foreign suppliers that would ensure our ability to acquire the types and quantities of products we desire at acceptable prices and in a timely manner or that would allow us to rely on customary indemnification protection with respect to any third-party claims similar to some of our U.S. suppliers.

In addition, because many of our suppliers are outside of the United States, additional factors could interrupt our relationships or affect our ability to acquire the necessary products on acceptable terms, including:

- political, social and economic instability, and the risk of war or other international incidents in Asia, Europe, or abroad;

- fluctuations in foreign currency exchange rates that may increase our cost of products;

- imposition of duties, taxes, tariffs or other charges on imports;

- difficulties in complying with import and export laws, regulatory requirements and restrictions;

- natural disasters and public health emergencies, such as the COVID-19 pandemic or other future pandemics, impacting countries from which we purchase product;

- import shipping delays resulting from foreign or domestic labor shortages, slow-downs, or stoppage; and

- the failure of local laws to provide a sufficient degree of protection against infringement of our intellectual property;

- imposition of new legislation relating to import quotas or other restrictions that may limit the quantity of our product that may be imported into the U.S. from countries or regions where we do business;

- financial or political instability in any of the countries in which our product is manufactured;

- potential recalls or cancellations of orders for any product that does not meet our quality standards;

- disruption of imports by labor disputes or strikes and local business practices;

- political or military conflict involving the U.S. or any country in which our suppliers are located, which could cause a delay in the transportation of our products, an increase in transportation costs and additional risk to product being damaged and delivered on time;

- heightened terrorism security concerns, which could subject imported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundment of goods for extended periods;

- inability of our non-U.S. suppliers to obtain adequate credit or access liquidity to finance their operations; and

- our ability to enforce any agreements with our foreign suppliers.

For example, during the first quarter of 2018, the United States Customs and Border Protection ("CBP") imposed an enhanced bonding requirement on the Company at a level equivalent to three times the commercial invoice value of each shipment. While the Company had been granted relief removing the bonding requirement, CBP may impose other requirements on the Company which would make it more difficult or more expensive for the Company to import products. If we were unable to import products from China and Taiwan or were unable to import products from China and Taiwan in a cost-effective manner, we could suffer irreparable harm to our business and be required to significantly curtail our operations, file for bankruptcy or cease operations.

From time to time, we may also have to resort to administrative and court proceedings to enforce our legal rights with foreign suppliers. However, it may be more difficult to evaluate the level of legal protection we enjoy in Taiwan and China and the corresponding outcome of any administrative or court proceedings than in comparison to our suppliers in the United States.

We depend on third-party delivery services, for both inbound and outbound shipping, to deliver our products to our distribution centers and subsequently to our customers on a timely and consistent basis, and any deterioration in our relationship with any one of these third parties or increases in the fees that they charge could harm our reputation and adversely affect our business and financial condition.

We rely on third parties for the shipment of our products, both inbound and outbound shipping logistics, and we cannot be sure that these relationships will continue on terms favorable to us, or at all. Shipping costs have increased from time to time, and may continue to increase due to inflation or other reasons, and we may not be able to pass these costs directly to our customers. Any increased shipping costs could harm our business, prospects, financial condition and results of operations by increasing our costs of doing business and reducing gross margins which could negatively affect our operating results. In addition, we utilize a variety of shipping methods for both inbound and outbound logistics. For inbound logistics, we rely on trucking and ocean carriers and any increases in fees that they charge could adversely affect our business and financial condition. For outbound logistics, we rely on ''Less-than-Truckload'' (''LTL'') and parcel freight based upon the product and quantities being shipped and customer delivery requirements. These outbound freight costs have increased on a year-over-year basis and may continue to increase in the future. We also ship a number of oversized auto parts which may trigger additional shipping costs by third-party delivery services. Any increases in fees or any increased use of LTL would increase our shipping costs which could negatively affect our operating results.

In addition, if our relationships with these third parties are terminated or impaired, or if these third parties are unable to deliver products for us, whether due to labor shortage, slow down or stoppage, deteriorating financial or business condition, responses to terrorist attacks or for any other reason, we would be required to use alternative carriers for the shipment of products to our customers. Changing carriers could have a negative effect on our business and operating results due to reduced visibility of order status and package tracking and delays in order processing and product delivery, and we may be unable to engage alternative carriers on a timely basis, upon terms favorable to us, or at all.

Higher wage costs due to changes in federal and state minimum wage laws, or due to unstable market conditions, could adversely affect our business.

Changes in federal and state minimum wage laws and other laws relating to employee benefits could cause us to incur additional wage and benefit costs. Increased labor costs brought about by changes in minimum wage laws, inflation, other regulations or prevailing market conditions could increase our expenses and have an adverse impact on our profitability.

If commodity prices such as fuel, plastic and steel increase, our margins may be negatively impacted.

Our third-party delivery services have increased fuel surcharges from time to time, and such increases negatively impact our margins, as we are generally unable to pass all of these costs directly to consumers. Increasing prices in the component materials for the parts we sell may impact the availability, the quality and the price of our products, as suppliers search for alternatives to existing materials and increase the prices they charge. We cannot ensure that we can recover all the increased costs through price increases, and our suppliers may not continue to provide the consistent quality of product as they may substitute lower cost materials to maintain pricing levels, all of which may have a negative impact on our business and results of operations.

Purchasers of aftermarket auto parts may not choose to shop online, which would prevent us from acquiring new customers who are necessary to the growth of our business.

The online market for aftermarket auto parts is less developed than the online market for many other business and consumer products, and currently represents only a small part of the overall aftermarket auto parts market. Our success will depend in part on our ability to attract new customers and to convert customers who have historically purchased auto parts through traditional retail and wholesale operations. Specific factors that could discourage or prevent prospective customers from purchasing from us include:

- concerns about buying auto parts without face-to-face interaction with sales personnel;

- the inability to physically handle, examine and compare products;

- delivery time associated with Internet orders;

- concerns about the security of online transactions and the privacy of personal information;

- delayed shipments or shipments of incorrect or damaged products;

- increased shipping costs; and

- the inconvenience associated with returning or exchanging items purchased online.

If the online market for auto parts does not gain widespread acceptance, our sales may decline and our business and financial results may suffer.

Shifting online consumer behavior of purchasers of aftermarket auto parts could adversely impact our financial results and the growth of our business.

Shifting consumer behavior indicates that our customers are becoming more inclined to shop for aftermarket auto parts through their mobile devices. Mobile customers exhibit different behaviors than our more traditional desktop based e-commerce customers. User sophistication and technological advances have increased consumer expectations around the user experience on mobile devices, including speed of response, functionality, product availability, security, and ease of use. If we are unable to continue to adapt our mobile device shopping experience from desktop based online shopping in ways that improve our customer's mobile experience and increase the engagement of our mobile customers our sales may decline and our business and financial results may suffer.

In addition, recent trends indicate that customers may be more inclined to shop for aftermarket auto parts through marketplace websites such as Amazon and eBay as opposed to purchasing parts through e-commerce channels. Any mix shift in sales to marketplace channels or increase in associated commissions and costs, could result in lower gross margins, and as a result, our business and financial results may suffer.

If the hosts of third-party marketplaces limit our access to such marketplaces, our operations and financial results will be adversely affected.

Third-party marketplaces account for a significant portion of our revenues. Our sales on third-party marketplaces (including eBay and Amazon) represented a combined 35.2% of total sales in the fiscal year ended December 31, 2022. We anticipate that sales of our products on third-party marketplaces will continue to account for a significant portion of our revenues. In the future, the loss of access to these third-party marketplaces, or any significant cost increases from operating on the marketplaces, could significantly reduce our revenues, and the success of our business depends partly on continued access to these third-party marketplaces. Our relationships with our third-party marketplace providers could deteriorate as a result of a variety of factors, such as if they become concerned about our ability to deliver quality products on a timely basis or to protect a third-party's intellectual property. In addition, third-party marketplace providers could prohibit our access to these marketplaces if we are not able to meet the applicable required terms of use. Loss of access to a marketplace channel could result in lower sales, and as a result, our business and financial results may suffer.

While our financial condition and results of operations for fiscal year 2022 were not significantly adversely affected by the COVID-19 pandemic, a prolonged future outbreak, or another pandemic and its effects, potentially could affect fiscal year 2023 or beyond.

COVID-19 has had, and may continue to have, negative impacts on economic conditions in the United States and worldwide. A public health pandemic, such as the COVID-19 pandemic, may negatively impact our business, distribution centers, customers, suppliers, employees and third party shipping providers. We have incurred, and may in the future incur, additional freight and container costs and may also continue to incur increased costs relating to workforce shortages, overtime charges, and detention costs at one or more of our distribution center. Prolonged effects of COVID-19, or a future pandemic, could also potentially disrupt our operations through, but not limited to, shipping container shortages, transportation delays, and changes in our operating procedures, including the need for additional cleaning and safety protocols.

During fiscal year 2022, we recorded a net loss, and our net losses may continue in the future.

If our net losses continue in the future, they could severely impact our liquidity, as we may not be able to provide positive cash flows from operations in order to meet our working capital requirements. We may need to borrow additional funds from our asset-based revolving credit facility (the "Credit Facility") with JPMorgan Chase Bank, N.A. ("JPMorgan"), which under certain circumstances may not be available, sell additional assets or seek additional equity or additional debt financing in the future. In such case, there can be no assurance that we would be able to raise such additional financing or engage in such asset sales on acceptable terms, or at all. If our net losses were to continue, and if we are not able to raise adequate additional financing or proceeds from asset sales to continue to fund our ongoing operations, we will need to defer, reduce or eliminate significant planned expenditures, restructure or significantly curtail our operations, file for bankruptcy or cease operations.

Our operations are restricted by our credit agreement, and our ability to borrow funds under our Credit Facility is subject to a borrowing base.

We maintain a Credit Facility that provides for, among other things, a revolving commitment in an aggregate principal amount of up to $75,000 subject to a borrowing base derived from certain of our receivables, inventory and property and equipment. Our Credit Facility also provides for an option to increase the aggregate principal amount from $75,000 to $150,000, subject to certain terms and conditions. Our credit agreement with JPMorgan originally entered into on April 26, 2012 (as amended, the "Credit Agreement") includes a number of restrictive covenants. These covenants could impair our financing and operational flexibility and make it difficult for us to react to market conditions and satisfy our ongoing capital needs and unanticipated cash requirements. Specifically, such covenants restrict our ability and, if applicable, the ability of our subsidiaries to, among other things:

- incur additional debt;

- make certain investments and acquisitions;

- enter into certain types of transactions with affiliates;

- use assets as security in other transactions;

- pay dividends on our capital stock or repurchase our equity interests;

- sell certain assets or merge with or into other companies;

- guarantee the debts of others;

- enter into new lines of business;

- pay or amend our subordinated debt; and

- form any subsidiary investments.

In addition, our Credit Facility is subject to a borrowing base derived from certain of our receivables, inventory, property and equipment. In the event that components of the borrowing base are adversely affected for any reason, including adverse market conditions or downturns in general economic conditions, we could be restricted in the amount of funds we can borrow under the Credit Facility. Furthermore, in the event that components of the borrowing base decrease to a level below the amount of loans then-outstanding under the Credit Facility, we could be required to immediately repay loans to the extent of such shortfall. If any of these events were to occur, it could severely impact our liquidity and capital resources, limit our ability to operate our business and could have a material adverse effect on our financial condition and results of operations.

Under certain circumstances, our Credit Agreement may also require us to satisfy a financial covenant, which could limit our ability to react to market conditions or satisfy extraordinary capital needs and could otherwise impact our liquidity and capital resources, restrict our financing and have a material adverse effect on our results of operations.

Our ability to comply with the covenants and other terms of our debt obligations will depend on our future operating performance. If we are unable to satisfy the financial covenants and tests at any time and unable to obtain waivers from our lenders with respect to such requirements, we may not be able to borrow under the Credit Facility or may be required to immediately repay loans under the Credit Facility, and our liquidity and capital resources and ability to operate our business could be severely impacted, which would have a material adverse effect on our financial condition and results of operations. In those events, we may need to sell assets or seek additional equity or additional debt financing or attempt to modify our existing Credit Agreement. There can be no assurance that we would be able to raise such additional financing or engage in such asset sales on acceptable terms, or at all, or that we would be able to modify our existing Credit Agreement.

While we did not have any outstanding revolver loan debt under our Credit Agreement as of December 31, 2022, we may have outstanding revolver loan debt in the future. Any outstanding indebtedness would have important consequences, including the following:

- we would have to dedicate a portion of our cash flow to making payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions or other general corporate purposes;

- certain levels of indebtedness may make us less attractive to potential acquirers or acquisition targets;

- certain levels of indebtedness may limit our flexibility to adjust to changing business and market conditions, and make us more vulnerable to downturns in general economic conditions as compared to competitors that may be less leveraged; and

- as described in more detail above, the documents providing for our indebtedness contain restrictive covenants that may limit our financing and operational flexibility.

Furthermore, our ability to satisfy our debt service obligations depends, among other things, upon fluctuations in interest rates, our future operating performance and ability to refinance indebtedness when and if necessary. These factors depend partly on economic, financial, competitive and other factors beyond our control. In addition, borrowings under our revolver use a Secured Overnight Financing Rate ("SOFR") as one benchmark for establishing the interest rate.

We may not be able to generate sufficient cash from operations to meet our debt service obligations as well as fund necessary capital expenditures and general operating expenses. In addition, if we need to refinance our debt, or obtain additional debt financing or sell assets or equity to satisfy our debt service obligations, we may not be able to do so on commercially reasonable terms, if at all. If this were to occur, we may need to defer, reduce or eliminate significant planned expenditures, restructure or significantly curtail our operations, file for bankruptcy or cease operations. The Company's outstanding letters of credit balance as of December 31, 2022 was $620, and we had $0 of our trade letters of credit outstanding in accounts payable in our consolidated balance sheet.

If our assets become impaired, we may be required to record a significant charge to earnings.

We review our long-lived assets for impairment annually, or when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered are changes in circumstances indicating that the carrying value of our assets may not be recoverable include a decrease in future cash flows. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our assets is determined, resulting in an impact on our results of operations.

We are highly dependent upon key suppliers and an interruption in such relationships or our ability to obtain parts from such suppliers could adversely affect our business and results of operations.

Our top ten suppliers represented approximately 51% of our total product purchases during the fiscal year ended December 31, 2022. Our ability to acquire products from our suppliers in amounts and on terms acceptable to us is dependent upon a number of factors that could affect our suppliers and which are beyond our control. For example, financial or operational difficulties that some of our suppliers may face could result in an increase in the cost of the products we purchase from them. If we do not maintain our relationships with our existing suppliers or develop relationships with new suppliers on acceptable commercial terms, we may not be able to continue to offer a broad selection of merchandise at competitive prices and, as a result, we could lose customers and our sales could decline.

For a number of the products that we sell, we outsource the distribution and fulfillment operation and are dependent on certain drop-ship suppliers to manage inventory, process orders and distribute those products to our customers in a timely manner. For the fiscal year ended December 31, 2022, our product purchases from three drop-ship suppliers represented approximately 9% of our total product purchases. Because we outsource to suppliers a number of these traditional retail functions relating to those products, we have limited control over how and when orders are fulfilled. We also have limited control over the products that our suppliers purchase or keep in stock. Our suppliers may not accurately forecast the products that will be in high demand or they may allocate popular products to other resellers, resulting in the unavailability of certain products for delivery to our customers. Any inability to offer a broad array of products at competitive prices and any failure to deliver those products to our customers in a timely and accurate manner may damage our reputation and brand and could cause us to lose customers and our sales could decline.

In addition, the increasing consolidation among auto parts suppliers may disrupt or end our relationship with some suppliers, result in product shortages and/or lead to less competition and, consequently, higher prices. Furthermore, as part of our routine business, suppliers extend credit to us in connection with our purchase of their products. In the future, our suppliers may limit the amount of credit they are willing to extend to us in connection with our purchase of their products. If this were to occur, it could impair our ability to acquire the types and quantities of products that we desire from the applicable suppliers on acceptable terms, severely impact our liquidity and capital resources, limit our ability to operate our business and could have a material adverse effect on our financial condition and results of operations.

If we are unable to manage the challenges associated with our international operations, the growth of our business could be limited and our business could suffer.

We maintain international business operations in the Philippines. This international operation includes development and maintenance of our websites, our main call center, and sales and back office support services. We are subject to a number of risks and challenges that specifically relate to our international operations. Our international operations may not be successful if we are unable to meet and overcome these challenges, which could limit the growth of our business and may have an adverse effect on our business and operating results. These risks and challenges include:

- difficulties and costs of staffing and managing foreign operations, including any impairment to our relationship with employees caused by a reduction in force;

- restrictions imposed by local labor practices and laws on our business and operations;

- exposure to different business practices and legal standards;

- unexpected changes in regulatory requirements;

- the imposition of government controls and restrictions;

- political, social and economic instability and the risk of war, terrorist activities or other international incidents;

- the failure of telecommunications and connectivity infrastructure;

- natural disasters and public health emergencies;

- potentially adverse tax consequences; and

- fluctuations in foreign currency exchange rates and relative weakness in the U.S. dollar.

If our fulfillment operations are interrupted for any significant period of time or are not sufficient to accommodate increased demand, our sales could decline and our reputation could be harmed.

Our success depends on our ability to successfully receive and fulfill orders and to promptly deliver our products to our customers. The majority of orders for our auto parts products are filled from our inventory in our distribution centers, where all our inventory management, packaging, labeling and product return processes are performed. Increased demand and other considerations may require us to expand our distribution centers or transfer our fulfillment operations to larger or other facilities in the future. If we do not successfully expand our fulfillment capabilities in response to increases in demand, our sales could decline.

In addition, our distribution centers are susceptible to damage or interruption from human error, fire, flood, power loss, telecommunications failures, terrorist attacks, acts of war, break-ins, earthquakes and similar events. We do not currently maintain back-up power systems at our fulfillment centers. We do not presently have a formal disaster recovery plan and our business interruption insurance may be insufficient to compensate us for losses that may occur in the event operations at our fulfillment center are interrupted. In addition, alternative arrangements may not be available, or if they are available, may increase the cost of fulfillment. Any interruptions in our fulfillment operations for any significant period of time, including interruptions resulting from the expansion of our existing facilities or the transfer of operations to a new facility, could damage our reputation and brand and substantially harm our business and results of operations.

We face intense competition and operate in an industry with limited barriers to entry, and some of our competitors may have greater resources than us and may be better positioned to capitalize on the growing e-commerce auto parts market.

The auto parts industry is competitive and highly fragmented, with products distributed through multi-tiered and overlapping channels. We compete with both online and offline retailers who offer OEM and aftermarket auto parts to either the DIY or DIFM customer segments. Current or potential competitors include the following:

- national auto parts retailers such as Advance Auto Parts, AutoZone, Napa Auto Parts, CarQuest, O'Reilly Automotive and Pep Boys;

- large online marketplaces such as Amazon and eBay;

- other online retailers of automotive products websites;

- local independent retailers or niche auto parts online retailers;

- wholesale aftermarket auto parts distributors such as LKQ Corporation; and

- manufacturers, brand suppliers and other distributors selling online directly to customers.

Barriers to entry are low, and current and new competitors can launch websites at a relatively low cost. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical, management and other resources than we do. For example, in the event that online marketplace companies such as Amazon or eBay, who have larger customer bases, greater brand recognition and significantly greater resources than we do, focus more of their resources on competing in the aftermarket auto parts market, it could have a material adverse effect on our business and results of operations. In addition, some of our competitors have used and may continue to use aggressive pricing tactics and devote substantially more financial resources to website and system development than we do. We expect that competition will further intensify in the future as Internet use and online commerce continue to grow worldwide. Increased competition may result in reduced sales, lower operating margins, reduced profitability, loss of market share and diminished brand recognition.

Additionally, we have experienced significant competitive pressure from certain of our suppliers who are now selling their products directly to customers. Since our suppliers have access to merchandise at very low costs, they can sell products at lower prices and maintain higher gross margins on their product sales than we can. Our financial results have been negatively impacted by direct sales from our suppliers to our current and potential customers, and our total number of orders and average order value may decline due to increased competition. Continued competition from our suppliers may also continue to negatively impact our business and results of operations, including through reduced sales, lower operating margins, reduced profitability, loss of market share and diminished brand recognition. We have implemented and will continue to implement several strategies to attempt to overcome the challenges created by our suppliers selling directly to our customers and potential customers, including optimizing our pricing, continuing to increase our mix of house brands products and improving our websites, which may not be successful. If these strategies are not successful, our operating results and financial conditions could be materially and adversely affected.

If we fail to offer a broad selection of products at competitive prices or fail to maintain sufficient inventory to meet customer demands, our revenue could decline.

In order to expand our business, we must successfully offer, on a continuous basis, a broad selection of auto parts that meet the needs of our customers, including by being the first to market with new SKUs. Our auto parts are used by consumers for a variety of purposes, including repair, performance, improved aesthetics and functionality. In addition, to be successful, our product offerings must be broad and deep in scope, competitively priced, well-made, innovative and attractive to a wide range of consumers. We cannot predict with certainty that we will be successful in offering products that meet all of these requirements. Moreover, even if we offer a broad selection of products at competitive prices, we must maintain sufficient in-stock inventory to meet consumer demand. If our product offerings fail to satisfy our customers' requirements or respond to changes in customer preferences or we otherwise fail to maintain sufficient in-stock inventory, our revenue could decline.

We rely on key personnel and may need additional personnel for the success and growth of our business.

Our business is largely dependent on the personal efforts and abilities of highly skilled executive, technical, managerial, merchandising, marketing, and call center personnel. Competition for such personnel is intense, and we cannot assure that we will be successful in attracting and retaining such personnel. The loss of any key employee or our inability to attract or retain other qualified employees could harm our business and results of operations.

As a result of our international operations, we have foreign exchange risk.

Our purchases of auto parts from our Asian suppliers are denominated in U.S. dollars; however, a change in the foreign currency exchange rates could impact our product costs over time. Our financial reporting currency is the U.S. dollar and changes in exchange rates significantly affect our reported results and consolidated trends. For example, if the U.S. dollar weakens year-over-year relative to currencies in our international locations, our consolidated gross profit and operating expenses would be higher than if currencies had remained constant. Similarly, our operating expenses in the Philippines are generally paid in Philippine Pesos, and as the exchange rate fluctuates, it could adversely impact our operating results.

If our product catalog database is stolen, misappropriated or damaged, or if a competitor is able to create a substantially similar catalog without infringing our rights, then we may lose an important competitive advantage.

We have invested significant resources and time to build and maintain our product catalog, which is maintained in the form of an electronic database, which maps SKUs to relevant product applications based on vehicle makes, models and years. We believe that our product catalog provides us with an important competitive advantage in both driving traffic to our websites and converting that traffic to revenue by enabling customers to quickly locate the products they require. We cannot assure you that we will be able to protect our product catalog from unauthorized copying or theft or that our product catalog will continue to operate adequately, without any technological challenges. In addition, it is possible that a competitor could develop a catalog or database that is similar to or more comprehensive than ours, without infringing our rights. In the event our product catalog is damaged or is stolen, copied or otherwise replicated to compete with us, whether lawfully or not, we may lose an important competitive advantage and our business could be harmed.

Economic conditions have had, and may continue to have an adverse effect on the demand for aftermarket auto parts and could adversely affect our sales and operating results.

We sell aftermarket auto parts consisting of replacement parts, hard parts, and performance parts. Demand for our products has been and may continue to be adversely affected by general economic conditions, unemployment levels, inflation, rising interest rates from the U.S. Federal Reserve as a response to inflation, or other heightened cost pressures on consumers. In declining economies, consumers often defer regular vehicle maintenance and may forego purchases of nonessential performance and accessories products, which can result in a decrease in demand for auto parts in general. Consumers also defer purchases of new vehicles, which immediately impacts performance parts and accessories, which are generally purchased in the first six months of a vehicle's lifespan. In addition, during economic downturns some competitors may become more aggressive in their pricing practices, which would adversely impact our gross margin and could cause large fluctuations in our stock price. Certain suppliers may exit the industry which may impact our ability to procure parts and may adversely impact gross margin as the remaining suppliers increase prices to take advantage of limited competition.

The seasonality of our business places increased strain on our operations.

Our business is somewhat seasonal in nature. It includes many categories, geographies, and channels which may experience seasonality from time to time based on various external factors. Additionally, seasonality may affect our product mix. We also have experienced increased demand following the issuance of tax rebates by the government. These historical seasonality trends could continue, and such trends may have a material impact on our financial condition and results of operations in subsequent periods. If we do not stock or restock popular products in sufficient amounts such that we fail to meet increased customer demand, it could significantly affect our revenue and our future growth. Likewise, if we overstock products in anticipation of increased demand, we may be required to take significant inventory markdowns or write-offs and incur commitment costs, which could reduce profitability.

Vehicle miles driven, vehicle accident rates and insurance companies' willingness to accept a variety of types of replacement parts in the repair process have fluctuated and may decrease, which could result in a decline of our revenues and negatively affect our results of operations.

We and our industry depend on the number of vehicle miles driven, vehicle accident rates and insurance companies' willingness to accept a variety of types of replacement parts in the repair process. Decreased miles driven reduce the number of accidents and corresponding demand for crash parts, and reduce the wear and tear on vehicles with a corresponding reduction in demand for vehicle repairs and replacement or hard parts. If consumers were to drive less in the future and/or accident rates were to decline, as a result of higher gas prices, increased use of ride-shares, the advancement of driver assistance technologies, or otherwise, our sales may decline and our business and financial results may suffer.

We will be required to collect and pay more sales taxes, and could become liable for other fees and penalties, which could have an adverse effect on our business.

We have historically collected sales or other similar taxes only on the shipment of goods to customers in the states of California, Virginia, Illinois, and Ohio. However, following the Supreme Court decision in South Dakota v. Wayfair, the Company is now required to collect sales tax in any state which passes legislation requiring out of state retailers to collect sales tax even where they have no physical nexus. We have historically enjoyed a competitive advantage to the extent our competitors are already subject to those tax obligations. By collecting sales tax in additional states, we will lose this competitive advantage as total costs to our customers will increase, which could adversely affect our sales.

Moreover, if we fail to collect and remit or pay required sales or other taxes in a jurisdiction, or qualify or register to do business in a jurisdiction that requires us to do so or if we have failed to do so in the past, we could face material liabilities for taxes, fees, interest and penalties. If various jurisdictions impose new tax obligations on our business activities, our sales and net income in those jurisdictions could decrease significantly, which could harm our business.

Our ability to use net operating loss carryforwards to offset future income may be limited.

Under legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act (the "Tax Act"), federal net operating losses ("NOLs") incurred in taxable years ending after December 31, 2017, may be carried forward indefinitely, but the deductibility of federal NOLs generated in tax years beginning before December 31, 2017, is limited. It is uncertain if and to what extent various states will conform to the Tax Act. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), and corresponding provisions of state law, a corporation that undergoes an "ownership change" (generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period) is subject to limitations on its ability to utilize its pre-ownership change NOL carryforwards to offset post-ownership change income. We may in the future experience ownership changes, and thus, our ability to utilize pre-ownership change NOL carryforwards to offset post-ownership change income may be limited. Such limitations may cause a portion of our NOL carryforwards to expire before we are able to utilize them. In addition, at the state level, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Our estimate of the size of our addressable market may prove to be inaccurate.

Data for retail sales of auto products is collected for most, but not all channels, and as a result, it is difficult to estimate the size of the market and predict the rate at which the market for our products will grow, if at all. While our market size estimate was made in good faith and is based on assumptions and estimates we believe to be reasonable, this estimate may not be accurate. If our estimates of the size of our addressable market are not accurate, our potential for future growth may be less than we currently anticipate, which could have a material adverse effect on our business, financial condition, and results of operations.

Regulatory and Litigation Risks

Possible new tariffs that might be imposed by the United States government could have a material adverse effect on our results of operations.

Changes in U.S. and foreign governments' trade policies have resulted in, and may continue to result in, tariffs on imports into and exports from the U.S., among other restrictions. Throughout 2018 and 2019, the U.S. imposed tariffs on imports from several countries, including China. If further tariffs are imposed on imports of our products, or retaliatory trade measures are taken by China or other countries in response to existing or future tariffs, we could be forced to raise prices on all of our imported products or make changes to our operations, any of which could materially harm our revenue or operating results. Any additional future tariffs or quotas imposed on our products or related materials may impact our sales, gross margin and profitability if we are unable to pass increased prices onto our customers.

We face exposure to product liability lawsuits.

The automotive industry in general has been subject to a large number of product liability claims due to the nature of personal injuries that result from car accidents or malfunctions. As a distributor of auto parts, including parts obtained overseas, we could be held liable for the injury or damage caused if the products we sell are defective or malfunction regardless of whether the product manufacturer is the party at fault. While we carry insurance against product liability claims, if the damages in any given action were high or we were subject to multiple lawsuits, the damages and costs could exceed the limits of our insurance coverage or prevent us from obtaining coverage in the future. If we were required to pay substantial damages as a result of these lawsuits, it may seriously harm our business and financial condition. Even defending against unsuccessful claims could cause us to incur significant expenses and result in a diversion of management's attention. In addition, even if the money damages themselves did not cause substantial harm to our business, the damage to our reputation and the brands offered on our websites could adversely affect our future reputation and our brand, and could result in a decline in our net sales and profitability.

Failure to comply with privacy laws and regulations and failure to adequately protect customer data could harm our business, damage our reputation and result in a loss of customers.

Federal and state and regulations may govern the collection, use, sharing and security of data that we receive from our customers. In addition, we have and post on our websites our own privacy policies and practices concerning the collection, use and disclosure of customer data. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, U.S. Federal Trade Commission requirements or other federal, state or international privacy-related laws and regulations could result in proceedings or actions against us by governmental entities or others, which could potentially harm our business. Further, failure or perceived failure to comply with our policies or applicable requirements related to the collection, use or security of personal information or other privacy-related matters could damage our reputation and result in a loss of customers.

The regulatory framework for data privacy is constantly evolving, and privacy concerns could adversely affect our operating results.

The regulatory framework for privacy issues is currently evolving and is likely to remain uncertain for the foreseeable future. The occurrence of unanticipated events often rapidly drives the adoption of legislation or regulation affecting the use of data and the way we conduct our business; in fact, there are active discussions among U.S.

legislators around adoption of a new U.S. federal privacy law. Restrictions could be placed upon the collection, management, aggregation and use of information, which could result in a material increase in the cost of collecting and maintaining certain kinds of data. In June of 2018, California enacted the California Consumer Privacy Act (the "CCPA"), which took effect on January 1, 2020. The CCPA gives consumers the right to request disclosure of information collected about them, and whether that information has been sold or shared with others, the right to request deletion of personal information (subject to certain exceptions), the right to opt out of the sale of the consumer's personal information, and the right not to be discriminated against for exercising these rights. We are required to comply with the CCPA. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.

Challenges by OEMs to the validity of the aftermarket auto parts industry and claims of intellectual property infringement could adversely affect our business and the viability of the aftermarket auto parts industry.

OEMs have attempted to use claims of intellectual property infringement against manufacturers and distributors of aftermarket products to restrict or eliminate the sale of aftermarket products that are the subject of the claims. The OEMs have brought such claims in federal court and with the United States International Trade Commission. We have received in the past, and we anticipate we may in the future receive, communications alleging that certain products we sell infringe the patents, copyrights, trademarks and trade names or other intellectual property rights of OEMs or other third parties. For instance, after approximately three and a half years of litigation and related costs and expenses, on April 16, 2009, we entered into a settlement agreement with Ford Motor Company and Ford Global Technologies, LLC that ended the two legal actions that were initiated by Ford against us related to claims of patent infringement.

The United States Patent and Trademark Office records indicate that OEMs are seeking and obtaining more design patents and trademarks than they have in the past. In some cases, we have entered into license agreements that allow us to sell aftermarket parts that replicate OEM patented parts in exchange for a royalty. In the event that our license agreements, or other similar license arrangements are terminated or we are unable to agree upon renewal terms, we may be subject to restrictions on our ability to sell aftermarket parts that replicate parts covered by design patents or trademarks, which could have an adverse effect on our business.

In 2018, for example, the CBP alleged that certain repair grilles imported by the Company were counterfeit and infringed on trademarks registered by OEMs. The Company subsequently settled with CBP, however, to the extent that the OEMs are successful in obtaining and enforcing other intellectual property rights, we could be restricted or prohibited from selling certain aftermarket products which could have an adverse effect on our business. Infringement claims could also result in increased costs of doing business arising from new importing requirements, increased port and carrier fees and legal expenses, adverse judgments or settlements or changes to our business practices required to settle such claims or satisfy any judgments. Litigation or regulatory enforcement could also result in interpretations of the law that require us to change our business practices or otherwise increase our costs and harm our business. We may not maintain sufficient, or any, insurance coverage to cover the types of claims that could be asserted. If a successful claim were brought against us, it could expose us to significant liability.

If we are unable to protect our intellectual property rights, our reputation and brand could be impaired and we could lose customers.

We regard our trademarks, trade secrets and similar intellectual property such as our proprietary back-end order processing and fulfillment code and process as important to our success. We rely on trademark and copyright law, and trade secret protection, and confidentiality and/or license agreements with employees, customers, partners and others to protect our proprietary rights. We cannot be certain that we have taken adequate steps to protect our proprietary rights, especially in countries where the laws may not protect our rights as fully as in the United States. In addition, our proprietary rights may be infringed or misappropriated, and we could be required to incur significant expenses to preserve them. In the past we have filed litigation to protect our intellectual property rights. The outcome of such litigation can be uncertain, and the cost of prosecuting such litigation may have an adverse impact on our earnings. We have common law trademarks, as well as pending federal trademark registrations for several marks and several registered marks. However, any registrations may not adequately cover our intellectual property or protect us against infringement by others. Effective trademark, service mark, copyright, patent and trade secret protection may not be available in every country in which our products and services may be made available online. We also currently own or control a number of Internet domain names, including *www.carparts.com*, *www.jcwhitney.com*, *www.autopartswarehouse.com* and *www.usautoparts.com*, and have invested time and money in the purchase of domain names and other intellectual property, which may be impaired if we cannot protect such intellectual property. We may be unable to protect these domain names or acquire or maintain relevant domain names in the United States and in other countries. If we are not able to protect our trademarks, domain names or other intellectual property, we may experience difficulties in achieving and maintaining brand recognition and customer loyalty.

Because we are involved in litigation from time to time and are subject to numerous laws and governmental regulations, we could incur substantial judgments, fines, legal fees and other costs as well as reputational harm.

We are sometimes the subject of complaints or litigation from customers, employees or other third parties for various reasons. The damages sought against us in some of these litigation proceedings could be substantial. Although we maintain liability insurance for some litigation claims, if one or more of the claims were to greatly exceed our insurance coverage limits or if our insurance policies do not cover a claim, this could have a material adverse effect on our business, financial condition, results of operations and cash flows. For more information on our ongoing litigation, see the information set forth under the caption "*Legal Matters*" in "*Note 8 Commitments and Contingencies*" of the Notes to Consolidated Financial Statements, included in *Part II, Item 8* of this report.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, legislation enacted in 2017, informally titled the Tax Act enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to the Tax Act may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. In addition, it is uncertain if and to what extent various states will conform to the Tax Act or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the Tax Act or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.

Existing or future government regulation could expose us to liabilities and costly changes in our business operations and could reduce customer demand for our products and services.

We are subject to federal and state consumer protection laws and regulations, including laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices, as well as laws and regulations governing businesses in general and the Internet and e-commerce and certain environmental laws. Additional laws and regulations may be adopted with respect to the Internet, the effect of which on e-commerce is uncertain. These laws may cover issues such as user privacy, spyware and the tracking of consumer activities, marketing e-mails and communications, other advertising and promotional practices, money transfers, pricing, content and quality of products and services, taxation, electronic contracts and other communications, intellectual property rights, and information security. Furthermore, it is not clear how existing laws such as those governing issues such as property ownership, sales and other taxes, trespass, data mining and collection, and personal privacy apply to the Internet and e-commerce. To the extent we expand into international markets, we will be faced with complying with local laws and regulations, some of which may be materially different than U.S. laws and regulations. Any such foreign law or regulation, any new U.S. law or regulation, or the interpretation or application of existing laws and regulations to the Internet or other online services or our business in general, may have a material adverse effect on our business, prospects, financial condition and results of operations by, among other things, impeding the growth of the Internet, subjecting us to fines, penalties, damages or other liabilities, requiring costly changes in our business operations and practices, and reducing customer demand for our products and services. We may not maintain sufficient, or any, insurance coverage to cover the types of claims or liabilities that could arise as a result of such regulation.

We may be affected by global climate change or by legal, regulatory, or market responses to such change.

The growing political and scientific sentiment is that global weather patterns are being influenced by increased levels of greenhouse gases in the earth's atmosphere. This growing sentiment and the concern over climate change have led to legislative and regulatory initiatives aimed at reducing greenhouse gas emissions which warm the earth's atmosphere. These warmer weather conditions could result in a decrease in demand for auto parts in general. Moreover, proposals that would impose mandatory requirements on greenhouse gas emissions continue to be considered by policy makers in the United States. Laws enacted that directly or indirectly affect our suppliers (through an increase in the cost of production or their ability to produce satisfactory products) or our business (through an impact on our inventory availability, cost of sales, operations or demand for the products we sell) could adversely affect our business, financial condition, results of operations and cash flows. Significant increases in fuel economy requirements or new federal or state restrictions on emissions of carbon dioxide that may be imposed on vehicles and automobile fuels could adversely affect demand for vehicles, annual miles driven or the products we sell or lead to changes in automotive technology. Compliance with any new or more stringent laws or regulations, or stricter interpretations of existing laws, could require additional expenditures by us or our suppliers. Our inability to respond to such changes could adversely impact the demand for our products and our business, financial condition, results of operations or cash flows.

Increased public attention related to ESG matters may expose us to negative public perception and could result in additional costs on our business.

Recently, more attention is being directed towards publicly traded companies regarding ESG matters. A failure, or perceived failure, to respond to investor or customer expectations related to ESG concerns could impact the value of our brand, the cost of our operations or relationships with investors, all of which could adversely affect our business and results of operations. Additionally, new regulatory initiatives related to ESG matters could adversely affect our business.

Risks Related To Our Use Of Technology

We depend on search engines and other online sources to attract visitors to our websites and marketplace channels, and if we are unable to attract these visitors and convert them into customers in a cost-effective manner, our business and results of operations will be harmed.

Our success depends on our ability to attract customers in a cost-effective manner. Our investments in marketing may not effectively reach potential consumers or those consumers may not decide to buy from us or the volume of consumers that purchase from us may not yield the intended return on investment. With respect to our marketing channels, we rely on relationships with providers of online services, search engines, shopping comparison sites and e-commerce businesses to provide content, advertising banners and other links that direct customers to our websites. We rely on these relationships as significant sources of traffic to our websites. In particular, we rely on Google as an important marketing channel, and if Google changes its algorithms or if competition increases for advertisements on Google or on our marketplace channels, we may be unable to cost-effectively attract customers to our products.

Our agreements with our marketing providers generally have terms of one year or less. If we are unable to develop or maintain these relationships on acceptable terms, our ability to attract new customers would be harmed. In addition, many of the parties with whom we have online-advertising arrangements could provide advertising services to other companies, including retailers with whom we compete. As competition for online advertising has increased, the cost for these services has also increased. A significant increase in the cost of the marketing vehicles upon which we rely could adversely impact our ability to attract customers in a cost-effective manner and harm our business and results of operations. Further, we use promotions as a way to drive sales, these promotional activities may not drive sales and may adversely affect our gross margins.

Similarly, if any free search engine, shopping comparison site, or marketplace site on which we rely begins charging fees for listing or placement, or if one or more of the search engines, shopping comparison sites, marketplace sites and other online sources on which we rely for purchased listings, increases their fees, or modifies or terminates its relationship with us, our expenses could rise, we could lose customers and traffic to our websites could decrease.

We rely on bandwidth and data center providers and other third parties to provide products to our customers, and any failure or interruption in the services provided by these third parties could disrupt our business and cause us to lose customers.

We rely on third-party vendors, including data center and bandwidth providers. Any disruption in the network access or co-location services, which are the services that house and provide Internet access to our servers, provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which we cannot predict. We exercise little control over these third-party vendors, which increases our vulnerability to problems with the services they provide. We also license technology and related databases from third parties to facilitate elements of our e-commerce platform. We have experienced and expect to continue to experience interruptions and delays in service and availability for these elements. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies could negatively impact our relationship with our customers and adversely affect our business. Our systems also heavily depend on the availability of electricity, which also comes from third-party providers. If we were to experience a major power outage, we would have to rely on back-up generators. These back-up generators may not operate properly through a major power outage, and their fuel supply could also be inadequate during a major power outage. Information systems such as ours may be disrupted by even brief power outages, or by the fluctuations in power resulting from switches to and from backup generators. This could disrupt our business and cause us to lose customers.

Security threats, such as ransomware attacks, to our IT infrastructure could expose us to liability, and damage our reputation and business.

It is essential to our business strategy that our technology and network infrastructure remain secure and is perceived by our customers to be secure. Despite security measures, however, any network infrastructure may be vulnerable to cyber-attacks. Information security risks have significantly increased in recent years in part due to the proliferation of new technologies and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign private parties and state actors. As a leading online source for automotive aftermarket parts, we have in the past experienced and we could continue to face cyber-attacks that attempt to penetrate our network security, including our data centers, to sabotage or otherwise disable our network of websites and online marketplaces, misappropriate our or our customers' proprietary information, which may include personally identifiable information, or cause interruptions of our internal systems and services. For example, in June 2020, we were the subject of a ransomware attack on our network that briefly disrupted access to some of our systems. Although we did not pay the ransomware and did not incur any fines or settlements, we did incur out of pocket expenses costs related to this incident of $100,000. If successful, any of these attacks could negatively affect our reputation, damage our network infrastructure and our ability to sell our products, harm our relationship with customers that are affected and expose us to financial liability.

Our management team reports quarterly to our Audit Committee regarding our cyber-security programs. We maintain cyber-security insurance and a comprehensive system of preventive and forensic controls through our security programs, including, but not limited to external audits, and security training programs. However, given the rapidly evolving nature and proliferation of cyber threats, our controls may not prevent or identify all such attacks in a timely manner or otherwise prevent unauthorized access to, damage to, or interruption of our systems and operations, and we cannot eliminate the risk of human error or employee or vendor malfeasance.

In addition, any failure by us to comply with applicable privacy and information security laws and regulations could cause us to incur significant costs to protect any customers whose personal data was compromised and to restore customer confidence in us and to make changes to our information systems and administrative processes to address security issues and compliance with applicable laws and regulations. In addition, our customers could lose confidence in our ability to protect their personal information, which could cause them to stop shopping on our sites altogether. Such events could lead to lost sales and adversely affect our results of operations. We also could be exposed to government enforcement actions and private litigation.

Moreover, we are subject to the Payment Card Industry Data Security Standard ("PCI DSS"), issued by the PCI Council. PCI DSS contains compliance guidelines and standards with regard to our security surrounding the physical and electronic storage, processing and transmission of individual cardholder data. We cannot be certain that all of our information technology systems are able to prevent, contain or detect any cyber-attacks, cyber terrorism, or security breaches from known malware or malware that may be developed in the future. To the extent that any disruption results in the loss, damage or misappropriation of information, we may be materially adversely affected by claims from customers, financial institutions, regulatory authorities, payment card associations and others. In addition, the cost of complying with stricter privacy and information security laws and standards could be significant to us. In January 2023, we were deemed to be PCI compliant by PCI DSS 3.2.1, the new security standards as issued by the PCI Council. In the future, there could be additional new standards and there is no guarantee that we will be able to conform to these new standards, and if we fail to meet these standards, we could become subject to fines and other penalties and experience a significant increase in payment card transaction costs. In addition, such failure could damage our reputation, inhibit sales, and adversely affect our business.

Our e-commerce system is dependent on open-source software, which exposes us to uncertainty and potential liability.

We utilize open-source software such as Linux, Apache, MySQL, PHP, Fedora and Perl throughout our web properties and supporting infrastructure although we have created proprietary programs. Open-source software is maintained and upgraded by a general community of software developers under various open-source licenses, including the GNU General Public License ("GPL"). These developers are under no obligation to maintain, enhance or provide any fixes or updates to this software in the future. Additionally, under the terms of the GPL and other open-source licenses, we may be forced to release to the public source-code internally developed by us pursuant to such licenses. Furthermore, if any of these developers contribute any code of others to any of the software that we use, we may be exposed to claims and liability for intellectual property infringement and may also be forced to implement changes to the code-base for this software or replace this software with internally developed or commercially licensed software.

System failures, including failures due to natural disasters or other catastrophic events, could prevent access to our websites, which could reduce our net sales and harm our reputation.

Our sales would decline and we could lose existing or potential customers if they are not able to access our websites or if our websites, transactions processing systems or network infrastructure do not perform to our customers' satisfaction. Any Internet network interruptions or problems with our websites could:

- prevent customers from accessing our websites;

- reduce our ability to fulfill orders or bill customers;

- reduce the number of products that we sell;

- cause customer dissatisfaction; or

- damage our brand and reputation.

We have experienced brief computer system interruptions in the past, and we believe they may continue to occur from time to time in the future. Our systems and operations are also vulnerable to damage or interruption from a number of sources, including a natural disaster or other catastrophic event such as an earthquake, typhoon, volcanic eruption, fire, flood, terrorist attack, computer viruses, power loss, telecommunications failure, physical and electronic break-ins and other similar events. For example, our headquarters and the majority of our infrastructure, including some of our servers, are located in Southern California, a seismically active region. We also maintain offshore and outsourced operations in the Philippines, an area that has been subjected to a typhoon and a volcanic eruption in the recent past. In addition, California has in the past experienced power outages as a result of limited electrical power supplies and due to recent fires in the southern part of the state. Such outages, natural disasters and similar events may recur in the future and could disrupt the operation of our business. Our technology infrastructure is also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. Although the critical portions of our systems are redundant and backup copies are maintained offsite, not all of our systems and data are fully redundant. We do not presently have a formal disaster recovery plan in effect and may not have sufficient insurance for losses that may occur from natural disasters or catastrophic events. Any substantial disruption of our technology infrastructure could cause interruptions or delays in our business and loss of data or render us unable to accept and fulfill customer orders or operate our websites in a timely manner, or at all.

We recently implemented a new enterprise resource planning system, and we may occasionally update or integrate other IT systems. Problems with the design, integration or implementation of these systems could interfere with our business and operations.

We recently completed a multi-year implementation of a new global enterprise resource planning system (ERP). The ERP is designed to accurately maintain the company's books and records and provide important information to the company's management team for use in the operation of the business. The Company's ERP has required the investment of significant human and financial resources. If the ERP system does not operate as intended, it could adversely affect our financial reporting systems and our ability to produce financial reports and process transactions. Additionally, if we are unable to successfully implement any new IT system, remediate, update or integrate our existing systems at times when necessary, our financial positions, results of operations and cash flows could be negatively impacted.

If we do not respond to technological change, our websites could become obsolete and our financial results and conditions could be adversely affected.

We maintain a network of websites which requires substantial development and maintenance efforts, and entails significant technical and business risks. To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our websites. The Internet and the e-commerce industry are characterized by rapid technological change, the emergence of new industry standards and practices and changes in customer requirements and preferences. Therefore, we may be required to license emerging technologies, enhance our existing websites, develop new services and technology that address the increasingly sophisticated and varied needs of our current and prospective customers, and adapt to technological advances and emerging industry and regulatory standards and practices in a cost-effective and timely manner. Our ability to remain technologically competitive may require substantial expenditures and lead time and our failure to take necessary action in a timely manner to improve our websites and other technology applications may harm our business and results of operations.

Use of social media may adversely impact our reputation or subject us to fines or other penalties.

The use of social media platforms, including blogs, social media websites and other forms of internet-based communication, which allow individuals access to a broad audience of consumers and other interested persons, has become commonplace. Negative commentary regarding us or the brands that we sell may be posted on social media platforms or similar devices at any time and may harm our reputation or business. Consumers value readily available information concerning retailers and their goods and services and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction. In addition, social media platforms provide users with access to such a broad audience that collective action against our website and marketplace stores, such as boycotts, can be more easily organized. If such actions were organized, we could suffer reputational damage as well as physical damage to our stores and merchandise.

We also use social media platforms as marketing tools or as channels to disseminate information. For example, the Company and its executive officers maintain Facebook, Instagram, Twitter, LinkedIn, and other social media accounts, where marketing and other information relevant to customers and investors is disseminated. As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact our business, financial condition and results of operations or subject us to fines or other penalties.

<u>*Risks Related To Our Capital Stock*</u>

Our common stock price has been and may continue to be volatile, which may result in losses to our stockholders.

The market prices of technology and e-commerce companies generally have been extremely volatile and have recently experienced sharp share price and trading volume changes. The trading price of our common stock is likely to be volatile and could fluctuate widely in response to, among other things, the risk factors described in this report and other factors beyond our control such as fluctuations in the operations or valuations of companies perceived by investors to be comparable to us, our ability to meet analysts' expectations, our trading volume, activities of activist investors, the impact of any stock repurchase program or conditions or trends in the Internet or auto parts industries.

Since the completion of our initial public offering in February 2007 through December 31, 2022, the trading price of our common stock has been volatile, ranging from a high of $23.26 per share to a low per share of $0.88. We have also experienced significant fluctuations in the trading volume of our common stock. General economic and political conditions unrelated to our performance may also adversely affect the price of our common stock. In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been initiated. Due to the inherent uncertainties of litigation, we cannot predict the ultimate outcome of any such litigation if it were initiated. The initiation of any such litigation or an unfavorable result could have a material adverse effect on our financial condition and results of operations.

Our future operating results may fluctuate and may fail to meet market expectations.

We expect that our revenue and operating results will continue to fluctuate from quarter to quarter due to various factors, many of which are beyond our control. The factors that could cause our operating results to continue to fluctuate include, but are not limited to:

- fluctuations in the demand for aftermarket auto parts;

- fluctuations in the availability of products for resale;

- price competition on the Internet or among offline retailers for auto parts;

- our ability to attract visitors to our websites and convert those visitors into customers, including to the extent based on our ability to successfully work with different search engines to drive visitors to our websites;

- our ability to successfully sell our products through third-party online marketplaces or the effects of any price increases in those marketplaces;

- competition from companies that have longer operating histories, larger customer bases, greater brand recognition, access to merchandise at lower costs and significantly greater resources than we do, like third-party online market places and our suppliers;

- our ability to maintain and expand our supplier and distribution relationships without significant price increases or reduced service levels;

- our ability to borrow funds under our Credit Facility;

- the effects of seasonality on the demand for our products;

- our ability to accurately forecast demand for our products, price our products at market rates and maintain appropriate inventory levels;

- our ability to build and maintain customer loyalty;

- our ability to successfully integrate our acquisitions;

- infringement actions that could impact the viability of the auto parts aftermarket or portions thereof;

- the success of our brand-building and marketing campaigns;

- our ability to accurately project our future revenues, earnings, and results of operations;

- government regulations related to use of the Internet for commerce, including the application of existing tax regulations to Internet commerce and changes in tax regulations;

- technical difficulties, system downtime or Internet brownouts;

- the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; and

- macroeconomic conditions that adversely impact the general and automotive retail sales environment.

If we fail to maintain an effective system of internal control over financial reporting or comply with Section 404 of the Sarbanes-Oxley Act of 2002, we may not be able to accurately report our financial results or prevent fraud, and our stock price could decline.

While management has concluded that our internal controls over financial reporting were effective as of December 31, 2022, we have in the past identified, and could in the future identify, a significant deficiency or material weakness in internal control over financial reporting or fail to comply with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to properly maintain an effective system of internal control over financial reporting, it could impact our ability to prevent fraud or to issue our financial statements in a timely manner that presents fairly our financial condition and results of operations. The existence of any such deficiencies or weaknesses, even if remediated, may also lead to the loss of investor confidence in the reliability of our financial statements, could harm our business and negatively impact the trading price of our common stock. Such deficiencies or material weaknesses may also subject us to lawsuits, regulatory investigations and other penalties.

Our charter documents could deter a takeover effort, which could inhibit your ability to receive an acquisition premium for your shares.

Provisions in our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. Such provisions include the following:

- our Board of Directors are authorized, without prior stockholder approval, to create and issue preferred stock which could be used to implement anti-takeover devices;

- advance notice is required for director nominations or for proposals that can be acted upon at stockholder meetings;

- stockholders and stockholder nominees for director are required to provide detailed information, regarding both the relevant stockholder and nominee, in connection with stockholder nominations for director;

- our Board of Directors is classified such that not all members of our board are elected at one time, which may make it more difficult for a person who acquires control of a majority of our outstanding voting stock to replace all or a majority of our directors;

- stockholder action by written consent is prohibited except with regards to an action that has been approved by the Board of Directors;

- special meetings of the stockholders are permitted to be called only by the chairman of our Board of Directors or by a majority of our Board of Directors;

- stockholders are not permitted to cumulate their votes for the election of directors; and

- stockholders are permitted to amend certain provisions of our bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

We do not intend to pay dividends on our common stock.

We currently do not expect to pay any cash dividends on our common stock for the foreseeable future.

Future capital raises may dilute our existing stockholders' ownership.

If we raise additional capital by issuing equity securities, our existing stockholders' percentage ownership may decrease, and these stockholders may experience substantial dilution.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

As of December 31, 2022, the total square footage of our leased office and distribution centers was 1,296,000 square feet. This includes approximately 1,280,000 square feet for our corporate headquarters located in Torrance, California and distribution centers in Illinois, Virginia, Nevada, Texas and Florida; and approximately 16,000 square feet of office space in the Philippines.

ITEM 3.   LEGAL PROCEEDINGS

The information set forth under the caption "*Legal Matters*" in "*Note 8-Commitments and Contingencies*" of the Notes to Consolidated Financial Statements, included in Part IV, Item 15 of this report, and is incorporated herein by reference. For an additional discussion of certain risks associated with legal proceedings, see the section entitled "*Risk Factors*" in Item 1A of this report.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Market Information

Our common stock trades on NASDAQ under the symbol "PRTS."

Holders

As of February 28, 2023, there were approximately 6 registered stockholders of record of our common stock.

Dividend Policy

No dividends on common stock were paid during the fiscal year ended December 31, 2022. We do not anticipate that we will declare or pay any cash dividends on our common stock in the foreseeable future, and we no longer pay dividends to our Series A Preferred stockholders since all outstanding preferred stock was converted to common stock in June 2020. Any future determination to pay cash dividends on our common stock will be made at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, any Credit Agreement restrictions, and other factors the Board of Directors deems relevant.

Recent Sales of Unregistered Securities

None.

Recent Purchases of Equity Securities

On July 27, 2021, our Board of Directors authorized a stock repurchase program under which the Company may purchase up to $30 million of our common stock from time to time. The repurchases of common stock may be executed through open market purchases, block trades, the implementation of a 10b5-1 plan, and/or any other available methods. The actual timing, number, and value of common shares repurchased under our board-approved plan will be determined at our discretion and will depend on a number of factors, including, among others, general market and business conditions, the trading price of common shares, and applicable legal requirements. We have no obligation to repurchase any common shares under the authorization, and the repurchase plan may be suspended, discontinued, or modified at any time for any reason. Since inception of the program, we have repurchased $479 of our common stock at an average price of $11.99 per share. This was a one-time repurchase in December 2021.

During the thirteen weeks ended December 31, 2022, we did not repurchase any shares of common stock. As of December 31, 2022, approximately $29.5 million in aggregate dollar value of shares remained available for purchase under the stock repurchase program.

Stock Performance Graph

The following graph compares the performance of our common stock with that of the Russell 2000 Index and the NASDAQ Index for the five-year period beginning on December 29, 2017 and ending on December 30, 2022, the last business days prior to fiscal year-end. We previously have included the Standard & Poor's 500 Index ("S&P 500") and the S&P Retail Index; however, we believe the comparison to the Russell 2000 Index and the NASDAQ Index are both a more applicable comparison because our common stock is currently included in the Russell 2000 Index and our common stock is listed on the NASDAQ stock exchange. As a result, the stock performance graph below does not include the previously disclosed S&P indexes.

We caution that historic performance of our common stock is not necessarily indicative of future stock price performance.



ITEM 6.   **[RESERVED]**

ITEM 7.   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS** *(Dollar Amounts in Thousands, Except Per Share Data, or as Otherwise Noted)*

Cautionary Statement

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes thereto contained in Part IV, Item 15 of this report. Certain statements in this report, including statements regarding our business strategies, operations, financial condition, and prospects are forward-looking statements. Use of the words "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would," "will likely continue," "will likely result" and similar expressions that contemplate future events may identify forward-looking statements.

The information contained in this section is not a complete description of our business or the risks associated with an investment in our common stock. We urge you to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the SEC, which are available on the SEC's website at http://www.sec.gov. The section entitled "Risk Factors" set forth in Part I, Item 1A of this report, and similar discussions in our other SEC filings, describe some of the important factors, risks and uncertainties that may affect our business, results of operations and financial condition and could cause actual results to differ materially from those expressed or implied by these or any other forward-looking statements made by us or on our behalf. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current expectations and reflect management's opinions only as of the date thereof. We do not assume any obligation to revise or update forward-looking statements. Finally, our historic results should not be viewed as indicative of future performance.

Overview

We are a leading online provider of aftermarket auto parts, including replacement parts, hard parts, and performance parts and accessories. Our proprietary product database maps our SKUs to product applications based on vehicle makes, models and years. We principally sell our products to individual consumers through our flagship website at *www.carparts.com* and online marketplaces. Our corporate website is located at *www.carparts.com/investor*. The inclusion of our website addresses in this report does not include or incorporate by reference into this report any information on our websites.

We believe by disintermediating the traditional auto parts supply chain and selling products directly to customers online allows us to efficiently deliver products to our customers. Our mission is changing the way people repair their cars and getting them back on the road, and our strategy consists of four areas of focus: outstanding customer service, operational excellence, financial discipline, and innovation. Industry-wide trends that support our strategy and future growth include:

> 1.   *Number of SKUs required to serve the market.* The number of automotive SKUs has grown dramatically over the last several years. In today's market, unless the consumer is driving a high volume produced vehicle and needs a simple maintenance item, the part they need is not typically on the shelf at a brick-and-mortar store. We believe our user-friendly flagship website provides customers with a favorable alternative to the brick-and-mortar shopping experience by offering a comprehensive selection of approximately 913,000 SKUs with detailed product descriptions, attributes and photographs combined with the flexibility of fulfilling orders using both drop-ship and stock-and-ship methods.

> 2.   *U.S. vehicle fleet expanding and aging.* The average age of U.S. light vehicles, an indicator of auto parts demand, reached a new record-high of 12.2 years in 2022, according to the U.S. Auto Care Association. We believe an increasing vehicle base and rising average age of vehicles will have a positive impact on overall aftermarket parts demand because older vehicles generally require more repairs. In many cases we believe these older vehicles are driven by DIY car owners who are more likely to handle any necessary repairs themselves rather than taking their car to the professional repair shop.

> 3.   *Growth of online sales.* The U.S. Auto Care Association estimated that overall revenue from online sales of auto parts and accessories would reach over $21 billion by 2025. Improved product availability, lower prices and consumers' growing comfort with digital platforms are driving the shift to online sales. We believe that we are well positioned for the shift to online sales due to being a leading source for aftermarket automotive parts through our flagship website and online marketplaces.

Factors Affecting Our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the "*Risk Factors*" section set forth in *Part I, Item 1A*.

Acquiring New Customers

We believe there is substantial opportunity to continue acquiring new customers. The automotive aftermarket parts industry is still very underpenetrated online compared to other verticals and industries. We believe consumers are becoming more comfortable buying auto parts online and we anticipate continued growth acceleration. Our ability to attract and acquire new customers will depend on a number of factors, including the effectiveness and pricing of our products, increasing and optimizing our product catalog, technological improvements to our website, and the effectiveness of our marketing efforts. However, with the right tools and solutions, we continue to see this as a great opportunity to disrupt the automotive aftermarket parts industry.

Supply Chain and Shipping Optimization

Over the last three years, we have added new distribution centers in order to shorten the customer order delivery time to meet our customers' evolving delivery expectations and in turn optimizing our outbound freight costs. Our ability to optimize our supply chain sourcing will continue to be key in managing costs of importing parts from overseas. While we seek to continue to strengthen and optimize our supply chain for both inbound and outbound shipping, we may incur increased freight expenses from the global supply chain volatility due to seasonal economic conditions and potentially heightened inflation. Although we do not believe that inflation had a material direct effect on our business, results of operations or financial condition to date, a significant increase in the rate of inflation may have a significant adverse effect on in the future our business, results of operations or financial condition.

Executive Summary

For fiscal year 2022, the Company's operations generated net sales of $661,604, compared to $582,440 for fiscal year 2021, representing an increase of 13.6%. The Company incurred a net loss of $951 for fiscal year 2022 compared to a net loss of $10,339 for fiscal year 2021. The Company's net loss before interest expense, net, income tax provision, depreciation and amortization expense, amortization of intangible assets, share-based compensation expense ("Adjusted EBITDA"), was $26,113 in fiscal year 2022 compared to $16,791 in fiscal year 2021. Refer to the section below titled "*Non-GAAP measures*" for information regarding our use of Adjusted EBITDA and a reconciliation from net loss.

Net sales increased in fiscal year 2022 compared to fiscal year 2021 primarily driven by continued strong demand. Gross profit increased by 17.0% to $230,890. Gross margin increased 100 basis points to 34.9% in fiscal year 2022 compared to 33.9% in fiscal year 2021. The increase in gross margin was primarily driven by favorable freight costs in 2022.

Total expenses, which primarily consisted of cost of sales and operating expense, increased in fiscal year 2022 compared to the same period in 2021. The components of cost of sales and operating costs are described in further detail under *"Components of Results of Operations"* below.

Non-GAAP measures

Regulation G, *"Conditions for Use of Non-GAAP Financial Measures,"* and other provisions of the Exchange Act, as amended, define and prescribe the conditions for use of certain non-GAAP financial information. We provide EBITDA and Adjusted EBITDA, which are non-GAAP financial measures. EBITDA consists of net loss before (a) interest expense, net; (b) income tax provision; (c) depreciation and amortization expense; and (d) amortization of intangible assets; while Adjusted EBITDA consists of EBITDA before share-based compensation expense.

The Company believes that these non-GAAP financial measures provide important supplemental information to management and investors. These non-GAAP financial measures reflect an additional way of viewing aspects of the Company's operations that, when viewed with the GAAP results and the accompanying reconciliation to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting the Company's business and results of operations.

Management uses Adjusted EBITDA as one measure of the Company's operating performance because it assists in comparing the Company's operating performance on a consistent basis by removing the impact of stock compensation expense, as well as other items that we do not believe are representative of our ongoing operating performance. Internally, this non-GAAP measure is also used by management for planning purposes, including the preparation of internal budgets; for allocating resources to enhance financial performance; and for evaluating the effectiveness of operational strategies. The Company also believes that analysts and investors use Adjusted EBITDA as a supplemental measure to evaluate the ongoing operations of companies in our industry.

This non-GAAP financial measure is used in addition to and in conjunction with results presented in accordance with GAAP and should not be relied upon to the exclusion of GAAP financial measures. Management strongly encourages investors to review the Company's consolidated financial statements in their entirety and to not rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names. In addition, the Company expects to continue to incur expenses similar to the non-GAAP adjustments described above, and exclusion of these items from the Company's non-GAAP measures should not be construed as an inference that these costs are unusual, infrequent or non-recurring.

The table below reconciles net loss to Adjusted EBITDA for the periods presented (in thousands):

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Net loss	$ (951)	(10,339)	(1,513)
Depreciation & amortization	13,607	9,895	7,657
Amortization of intangible assets	108	110	102
Interest expense, net	1,421	1,089	1,694
Taxes	632	351	307
EBITDA	$ 14,817	$ 1,106	$ 8,247
Stock compensation expense	$ 11,296	$ 15,685	$ 7,778
Adjusted EBITDA	$ 26,113	$ 16,791	$ 16,025

Components of Results of Operations

Net Sales. Online and offline sales represent two different sales channels for our products. Online is our primary sales channel as we generate net sales primarily from e-commerce sales of auto parts to individual consumers through our flagship website *www.carparts.com*, and online marketplaces. Online marketplaces consist primarily of sales of our products on online marketplace websites, where we sell through online storefronts that we maintain on third-party owned websites such as eBay and Amazon. Our offline sales channel represents our distribution of products directly to commercial customers by selling auto parts to collision repair shops. Our offline sales channel also includes both stock ship distribution as well as drop ship programs for automotive warehouse distributors and other online resellers. The product mix includes the majority of our house brands stock ship parts, which include the replacement collision parts and our Kool-Vue® mirror line.

Cost of Sales. Cost of sales consists of the direct costs associated with procuring parts from suppliers and delivering products to customers. These costs include direct product costs, outbound freight and shipping costs, warehouse supplies and warranty costs, partially offset by purchase discounts. Depreciation and amortization expenses are excluded from cost of sales and included in operating expense.

Operating Expense. Operating expense consists of marketing, general and administrative, fulfillment, and technology expense. We also include share-based compensation expense in the applicable operating expense category based on the respective equity award recipient's function. Marketing expense consists of online advertising spend, television advertising, internet commerce facilitator fees and other advertising costs, as well as payroll and related expenses associated with our customer service and marketing personnel. General and administrative expense consists primarily of administrative payroll and related expenses, merchant processing fees, legal and professional fees and other administrative costs. Fulfillment expense consists primarily of payroll and related costs associated with our warehouse employees and our purchasing group, facilities rent, building maintenance, depreciation and other costs associated with inventory management and our wholesale operations. Technology expense consists primarily of payroll and related expenses of our information technology personnel, the cost of hosting our servers, communications expenses and internet connectivity costs, computer support and software development amortization expense. Marketing expense, general and administrative expense, and fulfillment expense also includes depreciation and amortization expense.

Other Income, Net. Other income, net primarily consists of miscellaneous income or expense and interest income comprised primarily of interest income on investments.

Interest Expense. Interest expense consists primarily of interest expense on our outstanding revolving loan and letters of credit balances, deferred financing cost amortization and finance lease interest.

Presentation of Results of Operations and Liquidity and Capital Resources

The following discussion and analysis of our Results of Operations and Liquidity and Capital Resources includes a comparison of fiscal year 2022 to fiscal year 2021. A similar discussion and analysis which compares fiscal year 2021 to fiscal year 2020 may be found in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our annual report filed with the SEC pursuant to Section 13 or 15(d) under the Exchange Act on March 2, 2022.

Results of Operations

The following table sets forth our results of operations for the fiscal years presented, expressed as a percentage of net sales:

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	65.1	66.1	65.0
Gross profit	34.9	33.9	35.0
Operating expense	34.8	35.4	34.9
Income (loss) from operations	0.2	(1.5)	0.1
Other income (expense):			
Other income, net	0.1	0.0	0.0
Interest expense	(0.2)	(0.2)	(0.3)
Total other expense, net	(0.1)	(0.2)	(0.3)
Loss before income taxes	(0.0)	(1.7)	(0.2)
Income tax provision	0.1	0.1	0.1
Net loss	(0.1)%	(1.8)%	(0.3)%

Fifty-Two Weeks Ended December 31, 2022 Compared to the Fifty-Two Weeks Ended January 1, 2022

Net Sales and Gross Margin

	Fiscal Year Ended		$ Change	% Change
	December 31, 2022	January 1, 2022		
	(in thousands)			
Net sales	$ 661,604	$ 582,440	$ 79,164	13.6 %
Cost of sales	430,714	385,157	45,557	11.8 %
Gross profit	$ 230,890	$ 197,283	$ 33,607	17.0 %
Gross margin	34.9 %	33.9 %		1.0 %

Net sales increased $79,164 for fiscal year 2022 compared to fiscal year 2021 primarily driven by continued strong demand.

Gross profit increased $33,607, or 17.0%, in fiscal year 2022 compared to fiscal year 2021. Gross margin increased 100 basis points to 34.9% in fiscal year 2022 compared to 33.9% in fiscal year 2021. The increase in gross margin was primarily driven by favorable freight costs in 2022.

Operating Expense

	Fiscal Year Ended			
	December 31, 2022	January 1, 2022	$ Change	% Change
	(in thousands)			
Operating expense	$ 230,239	$ 206,394	$ 23,845	11.6 %
Percent of net sales	34.8 %	35.4 %		(0.6)%

Operating expense increased $23,845, or 11.6%, for fiscal year 2022 compared to fiscal year 2021 primarily due to an increase in fulfillment expense. The increase in fulfillment expense was primarily due to a higher number of inventory receipts and fulfilled orders processed as well as additional expenses related to investments in our business.

Total Other Expense, Net

	Fiscal Year Ended			
	December 31, 2022	January 1, 2022	$ Change	% Change
	(in thousands)			
Other expense, net	$ (970)	$ (877)	$ (93)	10.6 %
Percent of net sales	(0.1)%	(0.2)%		0.1 %

Total other expense, net increased $93, or 10.6%, for fiscal year 2022 compared to fiscal year 2021 primarily due to an increase in interest expense attributable to an increase in our finance leases.

Income Tax Provision

	Fiscal Year Ended			
	December 31, 2022	January 1, 2022	$ Change	% Change
	(in thousands)			
Income tax provision	$ 632	$ 351	$ 281	80.1 %
Percent of net sales	0.1 %	0.1 %		— %

The Company accounts for income taxes in accordance with ASC 740 - *Income Taxes* ("ASC 740"). Under the provisions of ASC 740, management is required to evaluate whether a valuation allowance should be established against its deferred tax assets based on the consideration of all available evidence using a "more likely than not" standard. Realization of deferred tax assets is dependent upon taxable income in prior carryback years, estimates of future taxable income, tax planning strategies, and reversal of existing taxable temporary differences. ASC 740 provides that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years or losses expected in early future years. As of December 31, 2022, due to cumulative losses in recent years, the Company maintained a valuation allowance in the amount of $37,565 against deferred tax assets that were not more likely than not to be realized.

As of December 31, 2022, the Company had no material unrecognized tax benefits, interest or penalties related to federal and state income tax matters. As of December 31, 2022, the Company's federal and state NOL carryforwards were $103,323 and $80,280, respectively. Federal NOL carryforwards of $1,026 were acquired in the acquisition of WAG which are subject to Section 382 of the Code and limited to an annual usage limitation of $135. The Company's federal NOL carryforwards begin to expire in 2029, while state NOL carryforwards begin to expire in 2023.

Liquidity and Capital Resources

Sources of Liquidity

During the fifty-two weeks ended December 31, 2022, we primarily funded our operations with cash and cash equivalents generated from operations and borrowings under our Credit Facility. We had cash and cash equivalents of $18,767 as of December 31, 2022, representing a $623 increase from $18,144 of cash and cash equivalents as of January 1, 2022. Based on our current operating plan, we believe that our existing cash and cash equivalents, investments, cash flows from operations and available funds under our Credit Facility will be sufficient to finance our operations through at least the next twelve months (see "*Debt and Available Borrowing Resources*" and "*Funding Requirements*" below).

As of December 31, 2022 and January 1, 2022, our working capital was $79,843 and $71,808, respectively.

Cash Flows

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Net cash provided by (used in) operating activities	$ 15,368	$ (6,988)	$ (19,068)
Net cash used in investing activities	(12,517)	(11,551)	(9,758)
Net cash (used in) provided by financing activities	(2,153)	902	62,361
Effect of exchange rate changes on cash	(75)	(21)	(6)
Net change in cash and cash equivalents	$ 623	$ (17,658)	$ 33,529

Operating Activities

Net cash provided by (used in) operating activities for the fiscal year ended December 31, 2022 and January 1, 2022 was $15,368 and ($6,988), respectively. The increase in net cash provided by (used in) operating activities was primarily due to the decrease in net loss and a lower net cash outflow from the change in working capital.

Investing Activities

For the fiscal years ended December 31, 2022 and January 1, 2022, net cash used in investing activities was primarily the result of additions to property and equipment ($12,585 and $11,578, respectively), which are mainly related to capitalized website and software development costs.

Financing Activities

Net cash (used in) provided by financing activities was ($2,153) and $902 for the fiscal years ended December 31, 2022 and January 1, 2022, respectively. The decrease was primarily attributable to the decrease in proceeds from exercises of stock options and the increase in payments on finance leases in the fiscal year ended December 31, 2022.

Debt and Available Borrowing Resources

Total debt was $20,669 as of December 31, 2022 compared to $15,821 as of January 1, 2022 and primarily consists of right-of-use obligations-finance.

The Company maintains an asset-based revolving Credit Facility that provides for, among other things, a revolving commitment, which is subject to a borrowing base derived from certain receivables, inventory and property and equipment. On June 17, 2022, the Company and JPMorgan entered into an Amended and Restated Credit Agreement (as amended, the "Credit Agreement") amending and restating in its entirety the original Credit Agreement dated April 26, 2012. As amended, the Credit Agreement provides for the revolving commitment in an aggregate principal amount of up to $75,000 (formerly $30,000) and allows for an uncommitted ability to increase the aggregate principal amount by an additional $75,000 to $150,000 (formerly $40,000 maximum), subject to certain terms and conditions. The Credit Facility matures on June 17, 2027.

As of December 31, 2022, our outstanding revolving loan balance was $0. The outstanding standby letters of credit balance as of December 31, 2022 was $620, and we had $0 of our trade letters of credit outstanding in accounts payable in our consolidated balance sheet. We used the trade letters of credit in the ordinary course of business to satisfy certain vendor obligations.

Loans drawn under the Credit Facility bear interest at a per annum rate equal to either (a) SOFR plus an applicable margin of 1.50% to 2.00% per annum based on the Company's fixed charge coverage ratio, or (b) an "alternate prime base rate" subject to an increase from 0.00% to 0.50% per annum based on the Company's fixed charge coverage ratio. As of December 31, 2022, the Company's SOFR based interest rate was 5.96% and the Company's prime based rate was 7.50%. A commitment fee, based upon undrawn availability under the Credit Facility bearing interest at a rate of either 0.20% or 0.25% per annum based on the amount of undrawn availability, is payable monthly. Under the terms of the Credit Agreement, cash receipts are deposited into a lock-box, which are at the Company's discretion unless the "cash dominion period" is in effect, during which cash receipts will be used to reduce amounts owing under the Credit Agreement. The cash dominion period is triggered in an event of default or if "excess availability," as defined under the Credit Agreement, is less than the $9,000 (12% of the aggregate revolving commitment) for three consecutive business days, and will continue until, during the preceding 45 consecutive days, no event of default existed and excess availability has been greater than $9,000 at all times (with the trigger subject to adjustment based on the Company's revolving commitment). The Company's required excess availability related to the "Covenant Testing Trigger Period" (as defined under the Credit Agreement) is less than $7,500 (10% of the aggregate revolving commitment) for three consecutive business days, the Company shall be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0, and continuing until excess availability has been greater than or equal to $7,500 at all times for 45 consecutive days (with the trigger subject to adjustment based on the Company's revolving commitment),.

Certain of the Company's domestic subsidiaries are co-borrowers (together with the Company, the "Borrowers") under the Credit Agreement, and certain other domestic subsidiaries are guarantors (the "Guarantors" and, together with the Borrowers, the "Loan Parties") under the Credit Agreement. The Borrowers and the Guarantors are jointly and severally liable for the Borrowers' obligations under the Credit Agreement. The Loan Parties' obligations under the Credit Agreement are secured, subject to customary permitted liens and certain exclusions, by a perfected security interest in (a) all tangible and intangible assets and (b) all of the capital stock owned by the Loan Parties (limited, in the case of foreign subsidiaries, to 65% of the capital stock of such foreign subsidiaries). The Borrowers may voluntarily prepay the loans at any time. The Borrowers are required to make mandatory prepayments of the loans (without payment of a premium) with net cash proceeds received upon the occurrence of certain "prepayment events," which include certain sales or other dispositions of collateral, certain casualty or condemnation events, certain equity issuances or capital contributions, and the incurrence of certain debt.

The Credit Agreement contains customary representations and warranties and customary affirmative and negative covenants applicable to the Company and its subsidiaries, including, among other things, restrictions on indebtedness, liens, fundamental changes, investments, dispositions, prepayment of other indebtedness, mergers, and dividends and other distributions.

Events of default under the Credit Agreement include: failure to timely make payments due under the Credit Agreement; material misrepresentations or misstatements under the Credit Agreement and other related agreements; failure to comply with covenants under the Credit Agreement and other related agreements; certain defaults in respect of other material indebtedness; insolvency or other related events; certain defaulted judgments; certain ERISA-related events; certain security interests or liens under the loan documents cease to be, or are challenged by the Company or any of its subsidiaries as not being, in full force and effect; any loan document or any material provision of the same ceases to be in full force and effect; and certain criminal indictments or convictions of any Loan Party. As of December 31, 2022, the Company was in compliance with all covenants under the Credit Agreement.

See additional information in *"Note 4 – Borrowings"* in the Notes to the Consolidated Financial Statements included in Part II, Item 8, of this report.

Funding Requirements

Based on our current operating plan, we believe that our existing cash, cash equivalents, investments, cash flows from operations and available debt or equity financing will be sufficient to finance our operational cash needs through at least the next twelve months. Our future capital requirements may, however, vary materially from those now planned or anticipated. Changes in our operating plans, lower than anticipated net sales or gross margin, increased expenses, continued or worsened economic conditions, worsening operating performance by us, or other events, including those described in "*Risk Factors*" included in Part II, Item 1A may force us to sell assets or seek additional debt or equity financings in the future, including the issuance of additional common stock under a registration statement. There can be no assurance that we would be able to raise such additional financing or engage in asset sales on acceptable terms, or at all. If we are not able to raise adequate additional financing or proceeds from asset sales, we will need to defer, reduce or eliminate significant planned expenditures, restructure or significantly curtail our operations.

Seasonality

We believe our business is somewhat seasonal in nature. It includes many categories, geographies, and channels which may experience seasonality from time to time based on various external factors. Additionally, seasonality may affect our product mix. These historical seasonality trends could continue, and such trends may have a material impact on our financial condition and results of operations in subsequent periods.

Recent Accounting Pronouncements

See "*Note 1 – Summary of Significant Accounting Policies and Nature of Operations*" of the Notes to Consolidated Financial Statements, included in Part IV, Item 15 of this report.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales, costs and expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Actual results could differ from those estimates under different assumptions and conditions. We believe that of our significant accounting policies, which are described in *Note 1 – Summary of Significant Accounting Policies and Nature of Operations*" of the Notes to Consolidated Financial Statements, the following accounting policies and estimates set forth below involve a greater degree of judgment or complexity.

Valuation of Inventory – Inventory Reserves. Inventory primarily consists of finished goods. We purchase inventory from suppliers both domestically and internationally, primarily in Taiwan and China. Inventory is accounted for using the first-in first-out ("FIFO") method and valued at the lower of cost or net realizable value. We recognize provisions for obsolete and slow-moving inventory primarily based on judgments about expected disposition of inventory, generally, through sales, or liquidations of obsolete inventory, and expected recoverable values based on currently-available or historical information. If actual market conditions are less favorable than those anticipated by management, additional write-offs to reduce the value of our inventory may be required.

Income Taxes – Realization of Deferred Tax Assets. We account for income taxes in accordance with ASC 740. Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. When appropriate, a valuation allowance is established to reduce deferred tax assets, which include tax credits and loss carryforwards, to the amount that is more likely than not to be realized. The ability to realize deferred tax assets depends on the ability to generate sufficient taxable income within the carryforward periods provided for in the tax law for each applicable tax jurisdiction. We primarily consider the following possible sources of taxable income when assessing the realization of our deferred tax assets:

- Future reversals of existing taxable temporary differences;

- Future taxable income exclusive of reversing temporary differences and carryforwards;

- Tax-planning strategies.

The assessment regarding whether a valuation allowance is required or should be adjusted/released also considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with tax attributes expiring unused and tax planning alternatives. In making such judgments, significant weight is given to evidence that can be objectively verified.

Concluding that a valuation allowance is not required is difficult when there is significant negative evidence that is objective and verifiable, such as cumulative losses in recent years. We utilized a three-year analysis of actual results as the primary measure of cumulative losses in recent years. In addition, the near- and medium-term financial outlook is considered when assessing the need for a release of our valuation allowance.

The valuation of deferred tax assets requires judgment and assessment of the future tax consequences of events that have been recorded in the financial statements or in the tax returns, and our future profitability represents our best estimate of those future events. Changes in our current estimates, due to unanticipated events or otherwise, could have a material effect on our financial condition and results of operations.

We utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely to be realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. The Company's policy is to record interest and penalties as income tax expense.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is set forth below.

Interest Rate Risk

We are subject to interest rate risk in connection with our revolving loan under our Credit Facility, which bears an interest rate based on a SOFR, plus an applicable margin, and a prime based rate. As of December 31, 2022, we had a balance of $0 outstanding under our revolving loan. A hypothetical 100 basis point change in interest rates would not materially affect our interest expense and cash flows.

Foreign Currency Risk

Our purchases of auto parts from our Asian suppliers are denominated in U.S. dollars; however, a change in the foreign currency exchange rates could impact our product costs over time. Our operating expenses from our Philippines subsidiary are generally paid in Philippine Pesos, and as the exchange rate fluctuates, it could adversely or favorably impact our operating results. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a material impact on our consolidated financial statements. We do not use derivative financial instruments to manage foreign currency risk but could choose to do so in the future.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required by this Item 8 are set forth in Part IV, Item 15 of this report and are hereby incorporated into this Item 8 by reference.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed with the SEC under the Exchange Act, is recorded, processed, summarized and reported within the specified time periods, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022 pursuant to Rule 13a-15 and 15d-15 of the Exchange Act. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective to meet the objectives for which they were designed and operated at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. We assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment was conducted utilizing our documentation of policies and procedures, risk control matrices, gap analysis, key process walk-throughs and management's knowledge of and interaction with its controls and testing of our key controls.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Based on such assessment and criteria, management has concluded that the internal controls over financial reporting were effective as of December 31, 2022. The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by RSM US LLP, an independent registered public accounting firm, as stated in its report which is included immediately following Item 15. *Exhibit and Financial Statement Schedules*, in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

The Company monitors and evaluates on an ongoing basis its internal control over financial reporting in order to improve its overall effectiveness. In the course of these evaluations, the Company modifies and refines its internal processes as conditions warrant. As required by Rule 13a-15(d), the Company's management, including the Chief Executive Officer and the Chief Financial Officer, also conducted an evaluation of the Company's internal control over financial reporting to determine whether any changes occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Based on that evaluation, there has been no such change during the period covered by this report.

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C. **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

(a) *Identification of Directors.* The information under the caption "Election of Directors," appearing in the Proxy Statement to be filed in connection with our Annual Meeting of Stockholders ("Proxy Statement"), is hereby incorporated by reference. The Proxy Statement will be filed with the SEC within 120 days from the end of fiscal year 2022.

(b) *Identification of Executive Officers and Certain Significant Employees.* The information under the caption "Executive Officers," appearing in the Proxy Statement, is hereby incorporated by reference. The Proxy Statement will be filed with the SEC within 120 days from the end of fiscal year 2022.

(c) *Compliance with Section 16(a) of the Exchange Act.* The information under the caption "Delinquent Section 16(a) Reports," appearing in the Proxy Statement, is hereby incorporated by reference. The Proxy Statement will be filed with the SEC within 120 days from the end of fiscal year 2022.

(d) We have adopted a Code of Ethics and Business Conduct which applies to all directors, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) and employees. The full text of our Code of Ethics and Business Conduct is available on the Investor Relations section of our website at *www.carparts.com/investor* which can be directly accessed at *www.carparts.com/investor/corporate-governance*. We intend to disclose future amendments to certain provisions of the Code of Ethics and Business Conduct, and any waivers of provisions of the Code of Ethics and Business Conduct required to be disclosed under the rules of the SEC, at the same location on our website.

(e) *Board Committees.* The information under the caption "Corporate Governance — Board Committees and Meetings," appearing in the Proxy Statement, is hereby incorporated by reference. The Proxy Statement will be filed with the SEC within 120 days from the end of fiscal year 2022.

ITEM 11.   EXECUTIVE COMPENSATION

The information under the caption "Executive Compensation and Other Information", appearing in the Proxy Statement, is incorporated herein by reference. The Proxy Statement will be filed with the SEC within 120 days from the end of fiscal year 2022.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information under the captions "Securities Authorized for Issuance Under Equity Compensation Plans" and "Ownership of Securities by Certain Beneficial Owners and Management," appearing in the Proxy Statement, is incorporated herein by reference. The Proxy Statement will be filed with the SEC within 120 days from the end of fiscal year 2022.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information under the captions "Corporate Governance — Director Independence" and "Certain Relationships and Related Transactions," appearing in the Proxy Statement, is incorporated herein by reference. The Proxy Statement will be filed with the SEC within 120 days from the end of fiscal year 2022.

ITEM 14.   **PRINCIPAL ACCOUNTING FEES AND SERVICES**

The information under the caption "Fees Paid to Independent Registered Public Accounting Firm," appearing in the Proxy Statement, is incorporated herein by reference. The Proxy Statement will be filed with the SEC within 120 days from the end of fiscal year 2022.

PART IV

ITEM 15.   **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

(a) Documents filed as part of this report:

    (1) Financial Statements. The following financial statements of CarParts.com, Inc. are included in a separate section of this Annual Report on Form 10-K commencing on the pages referenced below:

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID: 49)	F-1
Consolidated Balance Sheets	F-4
Consolidated Statements of Operations and Comprehensive Operations	F-5
Consolidated Statements of Stockholders' Equity	F-6
Consolidated Statements of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-8

    (2) Financial Statement Schedules.

All schedules have been omitted because they are not required or the required information is included in our consolidated financial statements and notes thereto.

    (3) Exhibits.

The following exhibits are filed herewith or incorporated by reference to the location indicated below:

EXHIBIT INDEX

Exhibit No.	Description
2.1	Stock Purchase Agreement executed August 2, 2010 among the Acquisition Sub, WAG, Riverside and the other stockholders of WAG (incorporated by reference to Exhibit 10.57 to the Company's Current Report on Form 8 K filed with the Securities and Exchange Commission on August 4, 2010).
3.1	Second Amended and Restated Certificate of Incorporation of CarParts.com, Inc. as filed with the Delaware Secretary of State on February 14, 2007 (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10 K filed with the Securities and Exchange Commission on April 2, 2007).
3.2	Certificate of Designation, Preferences and Rights of the Series A Convertible Preferred Stock of CarParts.com, Inc. (incorporated by reference to the Current Report on Form 8 K filed on March 25, 2013).
3.3	Amended and Restated Bylaws of CarParts.com, Inc., (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2023).
4.1*	Specimen common stock certificate.
4.2	Description of Common Stock of the Company.
10.1+*	CarParts.com, Inc. 2006 Equity Incentive Plan.
10.2+*	Form of Stock Option Agreement under the CarParts.com, Inc. 2006 Equity Incentive Plan.
10.3+*	Form of Notice of Grant of Stock Option under the CarParts.com, Inc. 2006 Equity Incentive Plan.
10.4+*	Form of Acceleration Addendum to Stock Option Agreement under the CarParts.com, Inc. 2006 Equity Incentive Plan.
10.5+*	CarParts.com, Inc. 2007 Omnibus Plan and Form of Award Agreements.
10.6+	2021 Independent Director Compensation Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8 K filed with the Securities and Exchange Commission on August 3, 2021).
10.7+	Form of Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10 K filed with the Securities and Exchange Commission on March 11, 2016).
10.9+	Employment Agreement dated February 7, 2019 between the Company and Houman Akhavan.
10.10+	Employment Agreement dated November 27, 2018 between the Company and Lev Peker (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8 K filed with the Securities and Exchange Commission on November 28, 2018).
10.13+	Form of Notice of Grant of Restricted Stock Units to Directors under the CarParts.com, Inc. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10 Q filed with the Securities and Exchange Commission on August 9, 2018).
10.14+	CarParts.com, Inc. Director Payment Election Plan (incorporated by reference to Exhibit 10.68 to the Company's Quarterly Report on Form 10 Q filed with the Securities and Exchange Commission on November 9, 2011).
10.16	Lease Agreement dated April 17, 2013 by and among the Company and STORE Master Funding III, LLC (incorporated by reference to the Current Report on Form 8 K filed on April 23, 2013)
10.17+	Form of Stock Unit Award Agreement (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2014).

Exhibit No.	Description
10.18+	Form of Stock Unit Award Agreement under the CarParts.com, Inc. 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2014).
10.21	Form of 2019 Performance Restricted Stock Unit Award Agreement under the CarParts.com, Inc. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed on August 8, 2019)).
10.22	Form of 2018 Restricted Stock Unit Agreement under the CarParts.com, Inc. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8 K filed with the Securities and Exchange Commission on January 11, 2018).
10.23	Deed of Lease dated February 4, 2016 by and between the Company and Liberty Property Limited Partnership (incorporated by reference to Exhibit 10.43 to the Annual Report on Form 10 K filed with the Securities and Exchange Commission on March 11, 2016).
10.24	CarParts.com, Inc. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8 K filed with the Securities and Exchange Commission on June 2, 2016).
10.25	Form of Employee Option Agreement under the CarParts.com, Inc. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8 K filed with the Securities and Exchange Commission on June 2, 2016).
10.26	Form of Director Option Agreement under the CarParts.com, Inc. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2016).
10.27	Form of Restricted Stock Unit Agreement under the CarParts.com, Inc. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2016).
10.28	Form of Performance Restricted Stock Unit Award Agreement under the CarParts.com, Inc. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2017).
10.29	Form of Performance Cash Bonus Award Agreement under the CarParts.com, Inc. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2017).
10.30	Form of Director and Section 16 Officer Restricted Stock Unit Agreement under the CarParts.com, Inc. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2017).
10.31	Deferred Compensation Plan (incorporated by reference to Exhibit 10.54 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2017).
10.36+	CarParts.com, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 20, 2021).
10.38	CarParts.com, Inc. Officer and Director Share Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 22, 2021).
10.39	Equity Offering Sales Agreement, dated December 20, 2021, by and among CarParts.com, Inc. and D.A. Davidson & Co. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2021).

Exhibit No.	Description
10.40+	Employment Agreement dated December 5, 2022, between the Company and Michael Huffaker (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2022).
10.41+	Amended and Restated Credit Agreement, dated as of June 17, 2022, by and among CarParts.com, Inc., certain of its wholly owned subsidiaries and JPMorgan Chase Bank, N.A., as a lender and as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2022).
10.42+	Amended and Pledge and Security Agreement, dated as of June 17, 2022, by and among CarParts.com, Inc., certain of its wholly owned subsidiaries and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2022).
10.43+	Employment Agreement dated March 15, 2022, between the Company and David Meniane (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 15, 2022).
10.44+	Employment Agreement dated March 15, 2022, between the Company and Ryan Lockwood (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 15, 2022).
21.1	Subsidiaries of CarParts.com, Inc.
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (included as part of signature page).
31.1	Certification of the Principal Executive Officer required by Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as amended
31.2	Certification of the Principal Financial Officer required by Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as amended
32.1	Certification of the Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

* Incorporated by reference to the exhibit of the same number from the registration statement on Form S-1 of the Company (File No. 333-138379) initially filed with the Securities and Exchange Commission on November 2, 2006, as amended.

+ Indicates a management contract or compensatory plan or arrangement.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of CarParts.com, Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of CarParts.com, Inc. and its subsidiaries (the Company) as of December 31, 2022 and January 1, 2022, the related consolidated statements of operations and comprehensive operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and January 1, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 7, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory Reserves
As disclosed in Note 1 to the financial statements, inventory is reported net of a reserve for obsolete and slow-moving products. The process of determining the inventory reserve requires management to evaluate and make judgments about expected disposition of inventory, generally, through sales, or liquidations of obsolete products, and expected recoverable values based on currently available or historical information.

We identified the inventory reserve as a critical audit matter as there was a high degree of auditor judgment, subjectivity and increased audit effort when performing audit procedures to evaluate management's significant assumptions, including the assumption that the historical inventory movements are indicative of future sales.

Our audit procedures related to the Company's estimation of inventory reserves included the following, among others:

- We obtained an understanding of the relevant controls over the Company's inventory reserve process, including those over the validity and reasonableness of the data and assumptions used in estimating the inventory reserve and tested such controls for design and operating effectiveness.

- Tested management's process for determining the inventory reserve.

- Developed an independent expectation of slow moving and obsolete inventory at year-end based on historical trends and other sources of independently obtained industry data and compared it to management's estimate.

- Evaluated subsequent events or transactions occurring prior to the date of the auditor's report.

/s/ RSM US LLP

We have served as the Company's auditor since 2015.

Irvine, California
March 7, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of CarParts.com, Inc.

Opinion on the Internal Control Over Financial Reporting
We have audited CarParts.com, Inc.'s (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022, and January 1, 2022, the related consolidated statements of operations and comprehensive operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes of the Company and our report dated March 7, 2023, expressed an unqualified opinion.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Irvine, California
March 7, 2023

CARPARTS.COM, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Per Share Data)

	December 31, 2022		January 1, 2022	
ASSETS				
Current assets:				
Cash and cash equivalents	$	18,767	$	18,144
Accounts receivable, net		6,406		5,015
Inventory, net		136,026		138,851
Other current assets		6,672		6,592
Total current assets		167,871		168,602
Property and equipment, net		24,290		20,736
Right-of-use - assets - operating leases, net		23,951		28,680
Right-of-use - assets - finance leases, net		19,750		15,130
Other non-current assets		2,537		2,188
Total assets	$	238,399	$	235,336
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	57,616	$	67,372
Accrued expenses		16,466		17,517
Right-of-use - obligation - operating, current		4,571		4,201
Right-of-use - obligation - finance, current		4,753		2,953
Other current liabilities		4,622		4,751
Total current liabilities		88,028		96,794
Right-of-use - obligation - operating, non-current		21,412		26,367
Right-of-use - obligation - finance, non-current		15,916		12,868
Other non-current liabilities		2,971		3,739
Total liabilities		128,327		139,768
Commitments and contingencies				
Stockholders' equity:				
Common stock, $0.001 par value; 100,000 shares authorized; 54,693 and 52,960 shares issued and outstanding as of December 31, 2022 and January 1, 2022 (of which 2,565 are treasury stock)		57		56
Treasury stock		(7,625)		(7,625)
Additional paid-in capital		297,265		282,663
Accumulated other comprehensive income		1,126		274
Accumulated deficit		(180,751)		(179,800)
Total stockholders' equity		110,072		95,568
Total liabilities and stockholders' equity	$	238,399	$	235,336

See accompanying notes to consolidated financial statements.

CARPARTS.COM, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE OPERATIONS

(In Thousands, Except Per Share Data)

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Net sales	$ 661,604	$ 582,440	$ 443,884
Cost of sales [1]	430,714	385,157	288,518
Gross profit	230,890	197,283	155,366
Operating expense	230,239	206,394	155,071
Income (loss) from operations	651	(9,111)	295
Other income (expense):			
Other, net	467	238	213
Interest expense	(1,437)	(1,115)	(1,714)
Total other expense, net	(970)	(877)	(1,501)
Loss before income taxes	(319)	(9,988)	(1,206)
Income tax provision	632	351	307
Net loss	(951)	(10,339)	(1,513)
Other comprehensive gain (loss):			
Foreign currency translation adjustments	127	93	(86)
Actuarial gain (loss) on defined benefit plan	872	307	(400)
Unrealized (loss) gain on deferred compensation trust assets	(147)	89	57
Total other comprehensive gain (loss)	852	489	(429)
Comprehensive loss	$ (99)	$ (9,850)	$ (1,942)
Net loss per share:			
Basic and diluted net loss per share	$ (0.02)	$ (0.20)	$ (0.04)
Weighted-average common shares outstanding:			
Shares used in computation of basic and diluted net loss per share	54,137	51,381	42,333

(1) Excludes depreciation and amortization expense which is included in operating expense as described in *"Note 1 – Summary of Significant Accounting Policies and Nature of Operations"*.

See accompanying notes to consolidated financial statements.

CARPARTS.COM, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In Thousands)

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders' Equity
Balance, December 28, 2019	2,771	$ 3	36,167	$ 38	$ 187,147	$ (7,146)	$ 214	$ (167,876)	$ 12,380
Net loss								(1,513)	(1,513)
Issuance of common stock, net of underwriters' offering expenses and commissions			4,900	5	60,456				60,461
Issuance of shares in connection with stock option exercise			2,200	3	3,703				3,706
Issuance of shares in connection with restricted stock units vesting			2,000	2	457				459
Issuance of shares in connection with BOD fees			8		22				22
Share-based compensation					8,437				8,437
Dividends on preferred stock			45		38			(72)	(34)
Conversion of preferred stock	(2,771)	(3)	2,771	3					—
Actuarial loss on defined benefit plan							(400)		(400)
Unrealized gain on deferred compensation trust assets							57		57
Effect of changes in foreign currencies							(86)		(86)
Balance, January 2, 2021	—	$ —	48,091	$ 51	$ 260,260	$ (7,146)	$ (215)	$ (169,461)	$ 83,489
Net loss								(10,339)	(10,339)
Issuance of shares in connection with stock option exercise			2,060	2	3,659				3,661
Issuance of shares in connection with restricted stock units vesting			2,665	3	986				989
Issuance of stock awards			143		778				778
Issuance of shares in connection with BOD fees			1		23				23
Registration costs - common stock					(68)				(68)
Director and officer stock purchasing plan					4				4
Share-based compensation					17,066				17,066
Stock repurchase					(45)	(479)			(524)
Actuarial gain on defined benefit plan							307		307
Unrealized gain on deferred compensation trust assets							89		89
Effect of changes in foreign currencies							93		93
Balance, January 1, 2022	—	$ —	52,960	$ 56	$ 282,663	$ (7,625)	$ 274	$ (179,800)	$ 95,568
Net loss								(951)	(951)
Issuance of shares in connection with stock option exercise			738		1,284				1,284
Issuance of shares in connection with restricted stock units vesting			872	1	(1)				—
Issuance of stock awards to consultants			10		81				81
Issuance of shares in connection with BOD fees			3		22				22
Issuance of shares in connection with ESPP			107		795				795
Officers and directors stock purchase plan			3		26				26
Share-based compensation					12,395				12,395
Actuarial gain on defined benefit plan							872		872
Unrealized loss on deferred compensation trust assets							(147)		(147)
Effect of changes in foreign currencies							127		127
Balance, December 31, 2022	—	$ —	54,693	$ 57	$ 297,265	$ (7,625)	$ 1,126	$ (180,751)	$ 110,072

See accompanying notes to consolidated financial statements.

F-6

CARPARTS.COM, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Operating activities			
Net loss	$ (951)	$ (10,339)	$ (1,513)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization expense	13,607	9,895	7,657
Amortization of intangible assets	108	110	102
Share-based compensation expense	11,296	15,685	7,778
Stock awards issued for non-employee director service	22	23	24
Stock awards related to officers and directors stock purchase plan from payroll deferral	26	—	—
(Gain) loss from disposition of assets	(41)	52	—
Amortization of deferred financing costs	53	18	18
Changes in operating assets and liabilities:			
Accounts receivable	(1,424)	1,303	(3,650)
Inventory	2,825	(49,535)	(36,815)
Other current assets	(141)	1,340	(2,983)
Other non-current assets	(636)	551	(1,056)
Accounts payable and accrued expenses	(9,629)	22,436	8,398
Other current liabilities	(129)	374	1,120
Right-of-use obligation - operating leases - current	402	1,696	1,143
Right-of-use obligation - operating leases - long-term	(200)	(836)	(321)
Other non-current liabilities	180	239	1,030
Net cash provided by (used in) operating activities	15,368	(6,988)	(19,068)
Investing activities			
Additions to property and equipment	(12,585)	(11,578)	(9,657)
Payment for intangible assets	—	—	(101)
Proceeds from sale of property and equipment	68	27	—
Net cash used in investing activities	(12,517)	(11,551)	(9,758)
Financing activities			
Borrowings from revolving loan payable	10,417	131	1,415
Payments made on revolving loan payable	(10,417)	(131)	(1,415)
Proceeds from notes payable	—	—	4,107
Payments of notes payable	—	—	(5,333)
Repurchase of treasury stock	—	(524)	—
Payments on finance leases	(4,232)	(2,164)	(1,005)
Net proceeds from issuance of common stock for ESPP	795	—	—
Net proceeds from issuance of common stock	—	—	60,461
Statutory tax withholding payment for share-based compensation	—	(3)	(93)
Proceeds from exercise of stock options	1,284	3,661	4,257
Payment of registration costs of common stock	—	(68)	—
Preferred stock dividends paid	—	—	(33)
Net cash (used in) provided by financing activities	(2,153)	902	62,361
Effect of exchange rate changes on cash	(75)	(21)	(6)
Net change in cash and cash equivalents	623	(17,658)	33,529
Cash and cash equivalents, beginning of period	18,144	35,802	2,273
Cash and cash equivalents, end of period	$ 18,767	$ 18,144	$ 35,802
Supplemental disclosure of non-cash investing and financing activities:			
Right-of-use operating asset acquired	$ —	$ 15,000	$ 15,508
Right-of-use finance asset acquired	$ 9,206	$ 4,975	$ 4,766
Accrued asset purchases	$ 624	$ 1,764	$ 1,822
Share-based compensation expense capitalized in property and equipment	$ 1,180	$ 2,159	$ 659
Stock issued for services	$ 81	$ 778	$ —
Supplemental disclosure of cash flow information:			
Cash paid during the period for income taxes	$ 649	$ 88	$ 135
Cash paid during the period for interest	$ 1,366	$ 1,102	$ 1,834

See accompanying notes to consolidated financial statements.

CARPARTS.COM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, Except Per Share Data)

Note 1 – Summary of Significant Accounting Policies and Nature of Operations

CarParts.com, Inc. (including its subsidiaries) is a leading online provider of aftermarket auto parts and accessories. The Company primarily sells its products to individual consumers through its flagship website located at *www.carparts.com* and online marketplaces, and offline to wholesale distributors. Our corporate website is located at *www.carparts.com/investor*. References to the "Company," "we," "us," or "our" refer to CarParts.com, Inc. and its consolidated subsidiaries.

The Company's products consist of replacement parts serving the wear and tear and body repair market, hard parts to serve the maintenance and repair market, and performance parts and accessories. The replacement parts category is primarily comprised of body parts for the exterior of an automobile as well as certain other mechanical or electrical parts that are not related to the functioning of the engine or drivetrain. Our parts in this category typically replace original body parts that have been damaged as a result of general wear and tear or a collision. In addition, we sell an extensive line of mirror products, including one of our own house brands called Kool-Vue®, which are marketed and sold as aftermarket replacement parts and as upgrades to existing parts. The hard parts category is primarily comprised of engine components and other mechanical and electrical parts including one of our house brands of catalytic converters called Evan Fischer®. These hard parts serve as replacement parts that are generally used by professionals and do-it-yourselfers for engine and mechanical maintenance and repair. We also offer performance versions of many parts sold in each of the above categories. Performance parts and accessories generally consist of parts that enhance the performance of the automobile, upgrade existing functionality of a specific part or improve the physical appearance or comfort of the automobile.

The Company is a Delaware C corporation and is headquartered in Torrance, California. The Company has employees located in both the United States and the Philippines.

Fiscal Year

The Company's fiscal year is based on a 52/53 week fiscal year ending on the Saturday closest to December 31. The fiscal year ended December 31, 2022 (fiscal year 2022) is a 52 week period and January 1, 2022 (fiscal year 2021) is a 52 week period.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Based on our current operating plan, we believe that our existing cash, cash equivalents, investments, cash flows from operations and available debt or equity financing will be sufficient to finance our operational cash needs through at least the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Key estimates made by management relate primarily to determining the net realizable value of inventory and the valuation of deferred tax assets and liabilities. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all money market funds and short-term investments purchased with original maturities of ninety days or less to be cash equivalents.

Fair Value of Financial Instruments

Financial instruments that are not measured at fair value include accounts receivable, accounts payable and debt. Refer to "*Note 2 – Fair Value Measurements*" for additional fair value information. The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term maturities.

Accounts Receivable and Concentration of Credit Risk

Accounts receivable are stated net of allowance for doubtful accounts. The allowance for doubtful accounts is determined primarily on the basis of past collection experience and general economic conditions. The Company determines terms and conditions for its customers primarily based on the volume purchased by the customer, customer creditworthiness and past transaction history.

Concentrations of credit risk are primarily limited to the offline sales customer base to which the Company's products are sold, which is related to trade receivables that are approximately 20% and 18% of total accounts receivable, net, balance as of the year ended December 31, 2022 and January 1, 2022, respectively. The Company does not believe significant concentrations of credit risk exist as a significant portion of the outstanding trade receivables balance is insured by a third-party credit insurance company.

Inventory

Inventories consist of finished goods available-for-sale and are stated at the lower of cost or net realizable value, determined using the first-in first-out ("FIFO") method. The Company purchases inventory from suppliers both domestically and internationally, and routinely enters into supply agreements with Asia-Pacific based suppliers in China and Taiwan and also U.S. based suppliers who are primarily drop-ship vendors. The Company believes that its products are generally available from more than one supplier and seeks to maintain multiple sources for its products, both internationally and domestically. The Company primarily purchases products in bulk quantities to take advantage of quantity discounts and to ensure inventory availability. Inventory is reported at the lower of cost or net realizable value. We recognize provisions for obsolete and slow-moving inventory primarily based on judgments about expected disposition of inventory, generally, through sales, or liquidations of obsolete inventory, and expected recoverable values per SKU based on currently available or historical information.

Inventory as of December 31, 2022 and January 1, 2022 included items in-transit to our distribution centers, in the amounts of $17,444 and $42,255, respectively.

Website and Software Development Costs

The Company capitalizes certain costs associated with website and software developed for internal use according to ASC 350-50 - *Intangibles – Goodwill and Other – Website Development Costs* and ASC 350-40 *Intangibles – Goodwill and Other – Internal-Use Software*, when both the preliminary project design and testing stage are completed and management has authorized further funding for the project, which it deems probable of completion and to be used for the function intended. Capitalized costs include amounts directly related to website and software development such as payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the internal-use software project and website. Capitalization of such costs ceases when the project is substantially complete and ready for its intended use. These amounts are amortized on a straight-line basis over two to five years once the software and/or website enhancement is placed into service. The Company capitalized website and software development costs of $11,067, $6,334 and $4,769 during fiscal years 2022, 2021 and 2020, respectively. As of December 31, 2022 and January 1, 2022, our internally developed website and software costs amounted to $23,761 and $14,153, respectively, and the related accumulated amortization amounted to $13,898 and $8,929, respectively.

Long-Lived Assets and Intangibles Subject to Amortization

The Company accounts for the impairment and disposition of long-lived assets, including intangibles subject to amortization, in accordance with ASC - 360 *Property, Plant and Equipment* ("ASC 360")*.* Management assesses potential impairments whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. An impairment loss will result when the carrying value exceeds the undiscounted cash flows estimated to result from the use and eventual disposition of the asset or asset group. Impairment losses will be recognized in operating results to the extent that the carrying value exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset or asset group. As of December 31, 2022, the Company's long-lived assets did not indicate a potential impairment under the provisions of ASC 360, therefore no impairment charges were recorded for fiscal year 2022.

Deferred Financing Costs

Deferred financing costs are being amortized to interest expense over the term of the revolving loan using the straight-line method, which approximates amortization the effective interest method.

Revenue Recognition

The Company recognizes revenue from product sales and shipping revenues, net of promotional discounts and return allowances, when the following revenue recognition criteria are met: a contract has been identified, separate performance obligations are identified, the transaction price is determined, the transaction price is allocated to separate performance obligations and revenue is recognized upon satisfying each performance obligation. The Company transfers the risk of loss or damage upon shipment, therefore, revenue from product sales is recognized when it is shipped to the customer. Return allowances, which reduce product revenue by the Company's best estimate of expected product returns, are estimated using historical experience.

The Company evaluates the criteria of ASC 606 - *Revenue Recognition Principal Agent Considerations* in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Generally, when the Company is primarily responsible for fulfilling the promise to provide a specified good or service, the Company is subject to inventory risk before the good or service has been transferred to a customer and the Company has discretion in establishing the price, revenue is recorded at gross.

Payments received prior to the delivery of goods to customers are recorded as deferred revenue in other current liabilities in the consolidated balance sheets.

The Company periodically provides incentive offers to its customers to encourage purchases. Such offers include current discount offers, such as percentage discounts off current purchases and other similar offers. Current discount offers, when accepted by the Company's customers, are treated as a reduction to the purchase price of the related transaction.

Sales discounts are recorded in the period in which the related sale is recognized. Sales return allowances are estimated based on historical amounts and are recorded upon recognizing the related sales. Credits are issued to customers for returned products.

No customer accounted for more than 10% of the Company's net sales.

The following table provides an analysis of the allowance for sales returns and the allowance for doubtful accounts (in thousands):

	Balance at Beginning of Period	Charged to Revenue, Cost or Expenses	Deductions or Recoveries	Balance at End of Period
Fifty-Two Weeks Ended December 31, 2022				
Allowance for sales returns	$ 2,936	$ 44,950	$ (44,813)	$ 3,073
Allowance for doubtful accounts	9	22	4	35
Fifty-Two Weeks Ended January 1, 2022				
Allowance for sales returns	$ 2,613	$ 37,628	$ (37,305)	$ 2,936
Allowance for doubtful accounts	1	123	(115)	9

Cost of Sales

Cost of sales consists of the direct costs associated with procuring parts from suppliers and delivering products to customers. These costs include direct product costs, outbound freight and shipping costs, warehouse supplies and warranty costs, partially offset by purchase discounts. Total freight and shipping expense included in cost of sales for fiscal years 2022, 2021 and 2020 was $93,593, $89,785 and $69,925, respectively. Depreciation and amortization expenses are excluded from cost of sales and included in operating expense.

Warranty Costs

The Company or the vendors supplying its products provide the Company's customers limited warranties on certain products that range from 30 days to lifetime. Historically, the Company's vendors have been the party primarily responsible for warranty claims. Standard product warranties sold separately by the Company are recorded as deferred revenue and recognized ratably over the life of the warranty, ranging from one to five years. The Company also offers extended warranties that are imbedded in the price of selected private label products sold. The product brands that include the extended warranty coverage are offered at three different service levels: (a) a five year unlimited product replacement, (b) a five year one-time product replacement, and (c) a three year one-time product replacement. Warranty costs relating to merchandise sold under warranty not covered by vendors are estimated and recorded as warranty obligations at the time of sale based on each product's historical return rate and historical warranty cost. The standard and extended warranty obligations are recorded as warranty liabilities and included in other current liabilities in the consolidated balance sheets.

Operating Expense

Operating expense consists of marketing, general and administrative, fulfillment, and technology expense. The Company also includes share-based compensation expense in the applicable operating expense category based on the respective equity award recipient's function. Marketing costs, including advertising, are expensed as incurred. The majority of advertising expense is paid to internet search engine service providers, television advertising, and internet commerce facilitators. For fiscal years 2022, 2021 and 2020, the Company recognized advertising costs of $79,854, $69,102 and $54,588, respectively. Marketing expense also includes payroll and related expenses associated with our customer service and marketing personnel. General and administrative expense consists primarily of administrative payroll and related expenses, merchant processing fees, legal and professional fees and other administrative costs. Fulfillment expense consists primarily of payroll and related costs associated with warehouse employees and the Company's purchasing group, facilities rent, building maintenance, depreciation and other costs associated with inventory management and wholesale operations. Technology expense consists primarily of payroll and related expenses of the Company's information technology personnel, the cost of hosting the Company's servers, communications expenses and internet connectivity costs, computer support and website and software development amortization expense. Marketing expense, general and administrative expense, and fulfillment expense also includes depreciation and amortization expense.

Share-Based Compensation

The Company accounts for share-based compensation in accordance with ASC 718 - *Compensation – Stock Compensation* ("ASC 718"). All share-based payment awards issued to employees are recognized as share-based compensation expense in the statements of operations and comprehensive operations based on their respective grant date fair values. Compensation expense for service-based restricted stock units is based on the closing stock price of our common stock on the date of grant, and is recognized on a straight-line basis over the requisite service period. Compensation expense for performance-based awards is measured based on the amount of shares ultimately expected to vest, estimated at each reporting date based on management's expectations regarding the relevant performance criteria.

Compensation expense for stock options is based on the fair value estimated on the date of grant using an option pricing model, and is recognized over the vesting period of three to four years. The Company currently uses the Black-Scholes option pricing model to estimate the fair value of share-based payment awards for such stock options, which is affected by the Company's stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. Expected volatility is based on the historical volatility of the Company's stock price for a period approximating the expected life. The expected life of an award is based on combining historical exercise data with expected weighted time outstanding. The risk-free interest rate is based on the implied yield available on U.S. Treasury issues for the expected life of awards. The expected dividend yield assumption is based on the Company's expectation of paying no dividends on its common stock.

In accordance with ASC 718, we recognize forfeitures as they occur.

Other Income, net

Other income, net consists of miscellaneous income or expense and interest income comprised primarily of interest income on investments.

Interest Expense

Interest expense consists primarily of interest expense on our revolving loan and letters of credit balances, deferred financing cost amortization, and finance lease interest.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740 - *Income Taxes* ("ASC 740"). Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. When appropriate, a valuation allowance is established to reduce deferred tax assets, which include tax credits and loss carry forwards, to the amount that is more likely than not to be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in prior carryback years, tax planning strategies and recent financial operations.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely to be realized upon ultimate settlement. The Company considers many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. As of December 31, 2022, the Company had no material unrecognized tax benefits, interest or penalties related to federal and state income tax matters. The Company's policy is to record interest and penalties as income tax expense.

Taxes Collected from Customers and Remitted to Governmental Authorities

The Company presents taxes collected from customers and remitted to governmental authorities on a net basis in accordance with the guidance on ASC 606-10-32-2 - *Taxes Collected from Customers and Remitted to Governmental Authorities.*

Leases

The Company accounts for leases in accordance with ASC 842 – Leases ("ASC 842"), which requires lessees to record right-of-use assets and related right-of-use obligations on the balance sheet for all leases with terms longer than 12 months. The Company determines if an arrangement contains a lease at inception. For purposes of calculating operating lease obligations under the standard, the Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. The Company's leases do not contain material residual value guarantees or material restrictive covenants.

The discount rate used to measure a lease obligation should be the rate implicit in the lease; however, the Company's operating leases generally do not provide an implicit rate. Accordingly, the Company uses its incremental borrowing rate at lease commencement to determine the present value of lease payments. The incremental borrowing rate is an entity-specific rate which represents the rate of interest a lessee would pay to borrow on a collateralized basis over a similar term with similar payments. Lease expense is recognized on a straight-line basis over the lease term.

Foreign Currency Translation

Effective July 3, 2022, management reassessed our functional currency determination for our Philippines subsidiary in accordance with ASC 830, *Foreign Currency Matters*, and concluded a change in the functional currency was appropriate from the local currency to the U.S. dollar, our reporting currency. As a result, the change in the Philippines subsidiary's functional currency has been applied on a prospective basis in accordance with ASC 830. Effective as of July 3, 2022, foreign currency gains and losses are now included in net loss. Any translation gains and losses that were previously recorded in accumulated other comprehensive income in the Company's consolidated balance sheets remain unchanged through July 2, 2022. Foreign currency assets and liabilities are now remeasured into U.S. dollars using current exchange rates, except for nonmonetary assets and equity, which are remeasured at historical exchange rates. Revenue and expenses are remeasured using average exchange rates during the fiscal year, except for expenses related to nonmonetary assets, which are remeasured at historical exchange rates.

Comprehensive Loss

The Company reports comprehensive loss in accordance with ASC 220 - *Comprehensive Income* ("ASC 220"). Accumulated other comprehensive income, included in the Company's consolidated balance sheets, includes foreign currency translation adjustments related to the Company's foreign operations through July 2, 2022, unrealized (loss) gain on deferred compensation trust assets, and actuarial gain (loss) on the Company's defined benefit plan in the Philippines. The Company presents the components of net loss and other comprehensive gain (loss) in its consolidated statements of operations and comprehensive operations.

Recently Adopted Accounting Pronouncements

The Company did not adopt any recently issued accounting pronouncements during the fiscal years ended December 31, 2022 or January 1, 2022.

Note 2 – Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

Provisions of ASC 820 establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 – Observable inputs such as quoted prices in active markets;

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3 – Unobservable inputs in which little or no market data exists, therefore, requiring an entity to develop its own assumptions.

Financial Assets Valued on a Recurring Basis

As of December 31, 2022 and January 1, 2022, the Company held certain assets that are required to be measured at fair value on a recurring basis. These included the Company's cash and cash equivalents which consist primarily of money market funds and short-term investments with original maturity dates of three months or less at the date of purchase. The Company determines fair value of these assets through quoted market prices and as such they are considered Level 1 assets. Level 1 cash and cash equivalents were valued at $18,767 and $18,144 as of December 31, 2022 and January 1, 2022, respectively. During fiscal years 2022 and 2021 there were no transfers into or out of Level 1 and Level 2 assets.

Non-Financial Assets Valued on a Non-Recurring Basis

The Company's long-lived assets, including intangible assets subject to amortization, are measured at fair value on a non-recurring basis. These assets are measured at cost but are written-down to fair value, if necessary, as a result of impairment. As of December 31, 2022 and January 1, 2022, the Company determined long-lived assets, including intangible assets, were not impaired, as such, they were not measured at fair value.

Note 3 – Property and Equipment, Net

The Company's property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense for fiscal years 2022, 2021 and 2020 was $13,607, $9,895 and $7,657, respectively. The cost and related accumulated depreciation of assets retired or otherwise disposed of are removed from the accounts and the resultant gain or loss is reflected in earnings. Repairs and maintenance are expensed as incurred.

Property and equipment consisted of the following as of December 31, 2022 and January 1, 2022:

	December 31, 2022	January 1, 2022
Machinery and equipment	10,660	10,525
Computer software (purchased and developed) and equipment	24,143	14,785
Vehicles	305	251
Leasehold improvements	2,457	1,772
Furniture and fixtures	513	395
Construction in process	10,341	11,170
	48,419	38,898
Less accumulated depreciation and amortization	(24,129)	(18,162)
Property and equipment, net	$ 24,290	$ 20,736

Construction in process primarily relates to the Company's internally developed software.

Depreciation and amortization of property and equipment is calculated by using the straight-line method for financial reporting purposes, at rates based on the following estimated useful lives:

	Years
Machinery and equipment	2 - 5
Computer software (purchased and developed)	2 - 5
Computer equipment	2 - 5
Vehicles	3 - 5
Leasehold improvements*	3 - 5
Furniture and fixtures	3 - 7

*   The estimated useful life is the lesser of 3-5 years or the lease term, whichever is shorter.

Refer to "*Note 8 - Commitments and Contingencies*" for additional lease information.

Note 4 – Borrowings

The Company maintains an asset-based revolving Credit Facility that provides for, among other things a revolving commitment, which is subject to a borrowing base derived from certain receivables, inventory and property and equipment.

On June 17, 2022, the Company and JPMorgan entered into an Amended and Restated Credit Agreement (as amended, the "Credit Agreement") amending and restating in its entirety the original Credit Agreement dated April 26, 2012, as amended through the Fourteenth Amendment. The Credit Agreement, as amended and restated, provides for the revolving commitment in an aggregated principal amount of $75,000 (formerly $30,000) and allows for an uncommitted ability to increase the aggregate principal amount by an additional $75,000 to $150,000 (formerly $40,000 maximum) subject to certain terms and conditions. The Credit Facility now matures on June 17, 2027.

As of December 31, 2022, the Company's outstanding revolving loan balance was $0. As of December 31, 2022, our outstanding standby letters of credit balance was $620, and we had $0 of our trade letters of credit outstanding in accounts payable in our consolidated balance sheet.

Loans drawn under the Credit Facility bear interest, at the Company's option, at a per annum rate equal to either (a) SOFR plus an applicable margin of 1.50% to 2.00% per annum based on the Company's fixed charge coverage ratio, or (b) a "an alternate prime base rate" subject to an increase from 0.00% to 0.50% per annum based on the Company's fixed charge coverage ratio. As of December 31, 2022, the Company's SOFR based interest rate was 5.96% and the Company's prime based rate was 7.50%. A commitment fee, based upon undrawn availability under the Credit Facility bearing interest at a rate of either 0.20% or 0.25% per annum based upon undrawn availability, is payable monthly. Under the terms of the terms of the agreement with JPMorgan, cash receipts are deposited into a lock-box, which are at the Company's discretion unless the "cash dominion period" is in effect, during which cash receipts will be used to reduce amounts owing under the Credit Agreement. The cash dominion period is triggered in an event of default or if excess availability is less than the $9,000 for three consecutive business days, and will continue until, during the preceding 45 consecutive days, no event of default existed and excess availability has been greater than $9,000 at all times (with the trigger subject to adjustment based on the Company's revolving commitment). In addition, the Company's required excess availability related to the "Covenant Testing Trigger Period" (as defined under the Credit Agreement) is less than $7,500 for three consecutive business days, the Company shall be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0, and continuing until excess availability has been greater than or equal to $7,500 at all times for 45 consecutive days (with the trigger subject to adjustment based on the Company's revolving commitment).

Certain of the Company's domestic subsidiaries are co-borrowers (together with the Company, the "Borrowers") under the Credit Agreement, and certain other domestic subsidiaries are guarantors (the "Guarantors" and, together with the Borrowers, the "Loan Parties") under the Credit Agreement. The Borrowers and the Guarantors are jointly and severally liable for the Borrowers' obligations under the Credit Agreement. The Loan Parties' obligations under the Credit Agreement are secured, subject to customary permitted liens and certain exclusions, by a perfected security interest in (a) all tangible and intangible assets and (b) all of the capital stock owned by the Loan Parties (limited, in the case of foreign subsidiaries, to 65% of the capital stock of such foreign subsidiaries). The Borrowers may voluntarily prepay the loans at any time. The Borrowers are required to make mandatory prepayments of the loans (without payment of a premium) with net cash proceeds received upon the occurrence of certain "prepayment events," which include certain sales or other dispositions of collateral, certain casualty or condemnation events, certain equity issuances or capital contributions, and the incurrence of certain debt.

The Credit Agreement contains customary representations and warranties and customary affirmative and negative covenants applicable to the Company and its subsidiaries, including, among other things, restrictions on indebtedness, liens, fundamental changes, investments, dispositions, prepayment of other indebtedness, mergers, and dividends and other distributions. The Credit Agreement requires us to obtain a prior written consent from JPMorgan when we determine to pay any dividends on or make any distribution with respect to our common stock.

Events of default under the Credit Agreement include: failure to timely make payments due under the Credit Agreement; material misrepresentations or misstatements under the Credit Agreement and other related agreements; failure to comply with covenants under the Credit Agreement and other related agreements; certain defaults in respect of other material indebtedness; insolvency or other related events; certain defaulted judgments; certain ERISA-related events; certain security interests or liens under the loan documents cease to be, or are challenged by the Company or any of its subsidiaries as not being, in full force and effect; any loan document or any material provision of the same ceases to be in full force and effect; and certain criminal indictments or convictions of any Loan Party.

Note 5 – Stockholders' Equity and Share-Based Compensation

Public Equity Offering

On August 18, 2020, the Company completed an underwritten public equity offering of 4,000 shares of its common stock at a public offering price of $13.00 per share, resulting in net proceeds of $48,831 after deducting underwriters' offering expenses and commissions. As part of the public equity offering, the Company granted the underwriters a 30-day option to purchase up to 900 shares of its common stock at the public offering price. The underwriters subsequently exercised their option in full within 30 days to purchase 900 shares of the Company's common stock resulting in additional net proceeds of $11,700. The Company's use of the net proceeds from the public equity offering was for working capital and other general corporate purposes.

Series A Convertible Preferred Stock

On June 19, 2020, each outstanding share of Series A Preferred automatically converted to one share of the Company's common stock. This automatic conversion was required pursuant to Section 4 of the Series A Preferred Stock purchase agreement (dated March 25, 2013) because the volume weighted average price for the common stock price was equal to, or exceeded, $4.35 for 30 consecutive trading days. The Company issued an aggregate of 2,620,687 shares of common stock in connection with the automatic conversion. Because of this automatic conversion during fiscal year 2020, 0 shares of Series A Preferred shares were outstanding as of December 31, 2022 and January 1, 2022.

Stock Repurchase Program

On July 27, 2021, the Company's Board of Directors authorized a stock repurchase program under which the Company may purchase up to $30 million of the Company's common stock from time to time. The repurchases of common stock may be executed through open market purchases, block trades, the implementation of a 10b5-1 plan, and/or any other available methods. During the fiscal year ended December 31, 2022, the Company did not repurchase any shares of common stock. During the fiscal year ended January 1, 2022, the Company repurchased $479 of its common stock through the stock repurchase program at an average price of $11.99 per share.

Employee Stock Purchase Plan

In May 2021, the Company's stockholders approved the 2021 Employee Stock Purchase Plan ("2021 ESPP"). Under the 2021 ESPP, eligible employees who participate in an offering period may have a certain percentage of their eligible earnings withheld, up to certain limitations, to purchase shares of common stock at 85% of the lower of the fair market value on the first or the last business day of the six-month offering period. The first offering period commenced on July 1, 2021. A total of 250,000 shares of common stock were reserved for issuance under the 2021 ESPP. During the fiscal year ended December 31, 2022, 107 shares were issued under the ESPP. During the fiscal year ended January 1, 2022, no shares were issued under the ESPP.

The estimated fair value of employee stock purchase rights under the ESPP was determined using the Black-Scholes option pricing model with the following assumptions:

	Fiscal Year Ended December 31, 2022
Expected life	0.5 years
Risk-free interest rate	0.19% - 2.52%
Expected volatility	50.8% - 80.5%
Expected dividend yield	—%

Share-Based Compensation Plan Information

The Company adopted the 2016 Equity Incentive Plan ("2016 Equity Plan") on March 9, 2016, which became effective on May 31, 2016, following stockholder approval. Subject to adjustment for certain changes in the Company's capitalization, the aggregate number of shares of the Company's common stock that may be issued under the 2016 Equity Plan will not exceed the sum of (i) two million five hundred thousand (2,500) new shares, (ii) the number of unallocated shares remaining available for the grant of new awards under the Company's prior equity plans described below (the "Prior Equity Plans") as of the effective date of the 2016 Plan (which was equal to 3,894 shares as of May 31, 2016) and (iii) any shares subject to a stock award under the Prior Equity Plans that are not issued because such stock award expires or otherwise terminates without all of the shares covered by such stock award having been issued, that are not issued because such stock award is settled in cash, that are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required for the vesting of such shares, or that are reacquired, withheld (or not issued) to satisfy a tax withholding obligation in connection with an award or to satisfy the purchase price or exercise price of a stock award. In addition, the share reserve will automatically increase on January 1st of each year, for a period of nine years, commencing on January 1, 2017 and ending on (and including) January 1, 2026, in an amount equal to one million five hundred thousand (1,500) shares per year; however the Board of Directors of the Company may act prior to January 1st of a given year to provide that there will be no January 1st increase in the share reserve for such year or that the increase in the share reserve for such year will be a lesser number of shares of common stock than would otherwise occur pursuant the automatic increase. Options granted under the 2016 Equity Plan generally expire no later than ten years from the date of grant and generally vest over a period of four years. The exercise price of all option grants must be equal to 100% of the fair market value on the date of grant. As of December 31, 2022, approximately 1,432 shares were available for future grants under the 2016 Equity Plan.

The following tables summarizes the Company's stock option activity for the fiscal years ended, and details regarding the options outstanding and exercisable as of December 31, 2022 and January 1, 2022:

	Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value[1]
Options outstanding, January 1, 2022	4,765	$	2.17		
Granted	—	$	—		
Exercised	(738)	$	1.74		
Cancelled:					
Forfeited	(547)	$	2.16		
Expired	(17)	$	4.45		
Options outstanding, December 31, 2022	3,463	$	2.25	4.79	$ 14,313
Vested and expected to vest at December 31, 2022	3,463	$	2.25	4.79	$ 14,313
Options exercisable, December 31, 2022	2,903	$	2.10	4.38	$ 12,333

	Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value[1]
Options outstanding, January 2, 2021	6,932	$	2.09		
Granted	—	$	—		
Exercised	(2,060)	$	1.78		
Cancelled:					
Forfeited	(98)	$	4.69		
Expired	(9)	$	2.91		
Options outstanding, January 1, 2022	4,765	$	2.17	7.00	$ 43,039
Vested and expected to vest at January 1, 2022	4,765	$	2.17	7.00	$ 43,039
Options exercisable, January 1, 2022	2,662	$	2.04	6.43	$ 24,389

(1) These amounts represent the difference between the exercise price and the closing price of CarParts.com, Inc. common stock at the end of the respective fiscal year as reported on the NASDAQ Stock Market, for all options outstanding that have an exercise price currently below the closing price.

No stock options were granted under the 2016 Equity Plan during the fiscal years 2022 and 2021. The intrinsic value of stock options at the date of the exercise is the difference between the fair value of the stock at the date of exercise and the exercise price. During fiscal years 2022 and 2021, the total intrinsic value of the exercised options was $4,085 and $28,699, respectively. The Company had $814 of unrecognized share-based compensation expense related to stock options outstanding as of December 31, 2022, which expense is expected to be recognized over a weighted-average period of 1.23 years.

Restricted Stock Units

During the fiscal years 2022 and 2021, the Company granted an aggregate of 2,677 and 2,710 RSUs, respectively, to certain employees of the Company. The restricted stock units ("RSUs") were granted under the 2016 Equity Incentive Plan and reduced the pool of equity instruments available under that plan.

The vesting of each RSU is subject to the employee's continued employment through applicable vesting dates. Some RSUs granted to certain executives may vest on an accelerated basis in part or in full upon the occurrence of certain events. The RSUs are accounted for as equity awards and are measured at fair value based upon the grant date price of the Company's common stock. The closing price of the Company's common stock on each grant date during 2022 ranged from $5.30 to $10.99. The closing price of the Company's common stock on each grant during 2021 ranged from $9.60 to $19.92. Compensation expense is recognized on a straight-line basis over the requisite service period of one-to-three years. Compensation expense for performance-based RSUs ("PSUs") is measured based on the amount of shares ultimately expected to vest, estimated at each reporting date based on management's expectations regarding the relevant performance criteria.

During 2022 there were 1,634 RSUs granted that were time-based and 1,043 granted that were performance-based. As of December 31, 2022, the performance criteria established to trigger vesting of PSUs granted in 2022 was met, but still subject to certification by the Compensation Committee.

During 2021 there were 1,070 RSUs granted that were time-based and 1,640 granted that were performance-based. As of January 1, 2022, the performance criteria established to trigger vesting of the PSUs granted in 2021 was met.

For the fiscal year ended December 31, 2022, we recorded compensation expense of $11,209 related to RSU's. As of December 31, 2022, there was unrecognized compensation expense of $19,598 related to unvested RSUs based on awards that are expected to vest. The unrecognized compensation expense is expected to be recognized over a weighted-average period of 1.94 years.

Share-Based Compensation Expense

For the fiscal years 2022, 2021 and 2020, the Company recorded share-based compensation expense related to stock options and RSUs of $11,296, $15,685 and $7,778, respectively.

The share-based compensation expense is net of amounts capitalized to internally-developed software of $1,180, $2,159 and $659 during the fiscal years 2022, 2021 and 2020, respectively.

Note 6 – Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share:

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Net loss per share:			
Numerator:			
Net loss allocable to common shares	$ (951)	$ (10,339)	$ (1,513)
Dividends on Series A Convertible Preferred Stock	—	—	(71)
Net loss allocable to common shares	$ (951)	$ (10,339)	$ (1,584)
Denominator:			
Weighted-average common shares outstanding (basic and diluted)	54,137	51,381	42,333
Basic and diluted net loss per share	$ (0.02)	$ (0.20)	$ (0.04)

For the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021, all outstanding potentially dilutive securities have been excluded from the calculation of diluted net loss per share as the effect of including such securities would have been anti-dilutive.

Note 7 – Income Taxes

The components of loss before income taxes consist of the following:

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Domestic operations	$ (965)	$ (10,460)	$ (1,738)
Foreign operations	646	472	532
Total loss before income taxes	$ (319)	$ (9,988)	$ (1,206)

The income tax provision consists of the following:

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Current:			
Federal tax	$ —	$ —	$ 50
State tax	395	68	80
Foreign tax	237	283	177
Total current taxes	632	351	307
Deferred:			
Federal tax	307	(6,628)	(453)
State tax	(195)	(407)	(225)
Total deferred taxes	112	(7,035)	(678)
Valuation allowance	(112)	7,035	678
Income tax provision	$ 632	$ 351	$ 307

Income tax provision differs from the amount that would result from applying the federal statutory rate as follows:

	December 31, 2022	January 1, 2022	January 2, 2021
Income tax at U.S. federal statutory rate	$ (67)	$ (2,098)	$ (253)
Tax attributes written off	—	—	50
Share-based compensation	397	(4,602)	(318)
State income tax, net of federal tax effect	158	(269)	(115)
Foreign tax	194	243	144
Other	62	42	121
Change in valuation allowance	(112)	7,035	678
Effective tax provision	$ 632	351 $	307

For fiscal years 2022, 2021 and 2020, the effective tax rate for the Company was (198.0)%, (3.5)% and (25.4)%, respectively. The Company's effective tax rate for fiscal years 2022, 2021 and 2020 differs from the U.S. federal rate primarily as a result of non-deductible share-based compensation, the write-off of expired state net operating loss carryforwards, and the change in the valuation allowance maintained against the Company's deferred tax assets.

Deferred tax assets and deferred tax liabilities consisted of the following:

	December 31, 2022	January 1, 2022
Deferred tax assets:		
Inventory and inventory related allowance	$ 2,440	$ 1,373
Lease liabilities	11,226	10,830
Share-based compensation	4,337	3,108
Intangibles	137	161
Sales and bad debt allowances	1,099	1,021
Accrued compensation	444	445
Net operating loss	28,728	32,102
Other	151	210
Total deferred tax assets	48,562	49,250
Valuation allowance	(37,565)	(37,637)
Net deferred tax assets	10,997	11,613
Deferred tax liabilities:		
Right-of-use assets	10,506	10,203
Tax over book depreciation	489	1,410
Other	2	—
Total deferred tax liabilities	10,997	11,613
Net deferred tax assets	$ —	$ —

As of December 31, 2022, federal and state net operating loss ("NOL") carryforwards were $103,323 and $80,280, respectively. Federal NOL carryforwards of $1,026 were acquired in the acquisition of WAG which are subject to Internal Revenue Code section 382 and limited to an annual usage limitation of $135. Federal NOL carryforwards begin to expire in 2029, while state NOL carryforwards begin to expire in 2023. The state NOL carryforwards expire in the respective tax years as follows:

2023	$ 3,013
2024	2,355
2025	3,296
2026	2,982
2027	4,855
Thereafter	63,779
	$ 80,280

Under the provisions of ASC 740, management is required to evaluate whether a valuation allowance should be established against its deferred tax assets based on the consideration of all available evidence using a "more likely than not" standard. Realization of deferred tax assets is dependent upon taxable income in prior carryback years, estimates of future taxable income, tax planning strategies, and reversal of existing taxable temporary differences. ASC 740 provides that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years or losses expected in early future years. As of December 31, 2022, mainly due to cumulative losses in recent years, the Company maintained a valuation allowance in the amount of $37,565 against deferred tax assets that were not more likely than not of being realized.

We are subject to U.S. federal income tax as well as income tax of foreign and state tax jurisdictions. The tax years 2018-2022 remain open to examination by the major taxing jurisdictions to which the Company is subject, except the Internal Revenue Service for which the tax years 2019-2022 remain open. The Company does not anticipate a significant change to the amount of unrecognized tax benefits within the next twelve months.

Included in accrued expenses are income taxes (receivable) payable of ($67) and $145 as of December 31, 2022 and January 1, 2022, respectively, consisting primarily of current foreign taxes. Included in other non-current liabilities are income taxes payable of $990 and $803 as of December 31, 2022 and January 1, 2022, respectively, relating to accrued future foreign withholding taxes.

Note 8 – Commitments and Contingencies

Facilities Leases

The Company's leases its corporate headquarters located in Torrance, California. The Company also leases warehouse space in LaSalle, Illinois, Chesapeake, Virginia, Las Vegas, Nevada, Grand Prairie, Texas, and Jacksonville, Florida, in addition to leasing office space for the Philippines subsidiary.

Facility rent expense for fiscal years 2022, 2021, and 2020 was $7,846, $6,019 and 4,058, respectively.

Quantitative information regarding the Company's leases are as follows (in thousands):

		Fiscal Year ended				
		December 31, 2022		January 1, 2022		January 2, 2021
Components of lease cost						
Finance lease cost components						
Amortization of finance lease assets	$	4,440	$	2,571	$	1,246
Interest on finance lease liabilities		1,139		1,111		735
Total finance lease costs	$	5,579	$	3,682	$	1,981
Operating lease costs	$	4,107	$	2,441	$	1,890
Total lease cost	$	9,686	$	6,123	$	3,871

		Fiscal Year ended				
Supplemental cash flow information related to operating and finance leases is as follows:		December 31, 2022		January 1, 2022		January 2, 2021
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash outflow from operating leases	$	5,269	$	3,399		1,676
Operating cash outflow from finance leases		1,139		1,111		735
Financing cash outflow from finance leases		4,232		2,164		1,005
Weighted-average remaining lease term-finance leases (in years)		5.8		7.2		8.9
Weighted-average remaining lease term-operating leases (in years)		5.4		6.3		6.3
Weighted-average discount rate-finance leases		5.72 %		6.06 %		6.53 %
Weighted-average discount rate-operating leases		4.11 %		4.12 %		4.13 %

Lease commitments as of December 31, 2022 were as follows:

	Finance Leases	Operating Leases	Total
2023	$ 5,839	$ 5,551	$ 11,390
2024	5,031	5,528	10,559
2025	3,985	5,139	9,124
2026	3,002	4,464	7,466
2027	1,723	4,424	6,147
Thereafter	5,737	4,039	9,776
Total minimum payments required	25,317	29,145	54,462
Less portion representing interest	4,648	3,162	7,810
Present value of lease obligations	$ 20,669	$ 25,983	$ 46,652
Less current portion of lease obligations	4,753	4,571	9,324
Long-term portion of lease obligations	$ 15,916	$ 21,412	$ 37,328

Legal Matters

Asbestos. A wholly-owned subsidiary of the Company, Automotive Specialty Accessories and Parts, Inc. and its wholly-owned subsidiary Whitney Automotive Group, Inc. ("WAG"), are named defendants in several lawsuits involving claims for damages caused by installation of brakes during the late 1960's and early 1970's that contained asbestos. WAG marketed certain brakes, but did not manufacture any brakes. WAG maintains liability insurance coverage to protect its and the Company's assets from losses arising from the litigation and coverage is provided on an occurrence rather than a claims made basis, and the Company is not expected to incur significant out-of-pocket costs in connection with this matter that would be material to its consolidated financial statements.

Ordinary course litigation. The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. As of the date hereof, the Company believes that the final disposition of such matters will not have a material adverse effect on the financial position, results of operations or cash flow of the Company. The Company maintains liability insurance coverage to protect the Company's assets from losses arising out of or involving activities associated with ongoing and normal business operations.

Related Party Matters

The Company has entered into indemnification agreements with the Company's directors and executive officers. These agreements require the Company to indemnify these individuals to the fullest extent permitted under law against liabilities that may arise by reason of their service to the Company, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Note 9 – Employee Retirement Plan and Deferred Compensation Plan

Effective February 17, 2006, the Company adopted a 401(k) defined contribution retirement plan covering all full time employees who have completed one month of service. The Company may, at its sole discretion, match fifty cents per dollar up to 6% of each participating employee's salary. The Company's contributions vest in annual installments over three years. Discretionary contributions made by the Company totaled $850, $737 and $558 for fiscal years 2022, 2021 and 2020, respectively.

In January 2010, the Company adopted the CarParts.com, Inc. Management Deferred Compensation Plan (the "Deferred Compensation Plan"), for the purpose of providing highly compensated employees a program to meet their financial planning needs. The Deferred Compensation Plan provides participants with the opportunity to defer up to 90% of their base salary and up to 100% of their annual earned bonus, all of which, together with the associated investment returns, are 100% vested from the outset. The Deferred Compensation Plan, which is designed to be exempt from most provisions of the Employee Retirement Security Act of 1974, is informally funded by the Company through the purchase of mutual funds, held by a rabbi trust. The deferred compensation liabilities (consisting of employer contributions, employee deferrals and associated earnings and losses) are general unsecured obligations of the Company. Liabilities under the Deferred Compensation Plan are recorded at amounts due to participants, based on the fair value of participants' selected investments. The Company may at its discretion contribute certain amounts to eligible employee accounts. In January 2010, the Company began to contribute 50% of the first 2% of participants' eligible contributions into their Deferred Compensation Plan accounts. As of December 31, 2022, the assets and associated liabilities of the Deferred Compensation Plan were $491 and $697, respectively, and were $828 and $962, respectively, as of January 1, 2022 and are included in other non-current assets, other current liabilities and other non-current liabilities in our consolidated balance sheets. The interest dividend and realized/unrealized gain/loss for fiscal years 2022, 2021 and 2020 was immaterial.

Note 10 – Product Information

As described in detail under *"Note 1 – Summary of Significant Accounting Policies and Nature of Operations"*, the Company's products consist of replacement parts serving the wear and tear and body repair market, hard parts to serve the maintenance and repair market, and performance parts and accessories. The following table summarizes the approximate distribution of the Company's revenue by product type.

| | Fiscal Year Ended | | |
	December 31, 2022	January 1, 2022	January 2, 2021
House Brands			
Replacement Parts	67 %	68 %	71 %
Hard Parts	20 %	18 %	17 %
Performance	1 %	1 %	1 %
Branded			
Replacement Parts	1 %	1 %	1 %
Hard Parts	7 %	7 %	6 %
Performance	4 %	5 %	4 %
Total	100 %	100 %	100 %

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2023   **CARPARTS.COM, INC.**

By: /s/ David Meniane

David Meniane
Chief Executive Officer

**POWER OF ATTORNEY**

We, the undersigned officers and directors of CarParts.com, Inc., do hereby constitute and appoint David Meniane and Ryan Lockwood, and each of them, our true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby, ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated:

Signature	Title	Date
/s/ David Meniane David Meniane	Chief Executive Officer and Director (principal executive officer)	March 7, 2023
/s/ Ryan Lockwood Ryan Lockwood	Chief Financial Officer (principal financial and accounting officer)	March 7, 2023
/s/ Warren B. Phelps III Warren B. Phelps III	Chairman of the Board	March 7, 2023
/s/ Jay K. Greyson Jay K. Greyson	Director	March 7, 2023
/s/ Jim Barnes Jim Barnes	Director	March 7, 2023
/s/ Lisa Costa Lisa Costa	Director	March 7, 2023
/s/ Nanxi Liu Nanxi Liu	Director	March 7, 2023
/s/ Henry Maier Henry Maier	Director	March 7, 2023
/s/ Ana Dutra Ana Dutra	Director	March 7, 2023

[This page intentionally left blank]

COMPANY INFORMATION

Annual Meeting
CarParts.com, Inc.'s 2023 Annual Meeting will be held on May 25, 2023 at 9:00 a.m. (Pacific Time) at the offices of the Company located at 2050 W. 190th Street, Suite 400, Torrance, California 90504.

Form 10-K Annual Report
A copy of the CarParts.com, Inc. Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission is available to shareholders upon written request to our Secretary or by visiting our website at https://www.carparts.com.

Stockholder Information
Common Stock Listed
Nasdaq Global Market
Symbol: PRTS

Investor Relations
Ryan Lockwood, Chief Financial Officer
IR@carparts.com

Transfer Agent
Computershare Trust Company, N.A.
6200 S. Quebec St., Greenwood Village, CO 80111

Principal Executive Offices
2050 W. 190th Street, Suite 400, Torrance, California 90504

Board of Directors

Warren B. Phelps
Executive Chairman
Empower RF Systems

Jim Barnes
Chief Executive Officer
enVista, LLC

Dr. Lisa Costa
Chief Technology and Innovation Officer
U.S. Senior Executive Service – U.S. Space Force

Ana Dutra
Chief Executive Officer
Mandala Global Advisors, Inc.

Jay K. Greyson
Partner, Managing Director, and Principal
Supply Chain Equity Partners

Nanxi Liu
Co-Chief Executive Officer
Blaze Technology, Inc.

Henry Maier
Former President and Chief Executive Officer
FedEx Ground

David Meniane
Chief Executive Officer
CarParts.com, Inc.

Executive Officers

David Meniane
Chief Executive Officer

Ryan Lockwood
Chief Financial Officer

Michael Huffaker
Chief Operating Officer

Alfredo Gomez
VP, General Counsel

Kals Subramanian
Chief Technology Officer

Houman Akhavan
Chief Marketing Officer